Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made as of the 18th day of October, 2005, by and between The Amusement Factory, L.L.C., an Arizona limited liability company (“Seller”), Levine Investments Limited Partnership, an Arizona limited partnership (“Levine”), Adventure Vending Inc., a Washington corporation (the “Buyer”), American Coin Merchandising, Inc., a Delaware corporation (“ACMI”), and Coinstar, Inc., a Delaware corporation (“Coinstar”).

RECITALS

A. Seller desires and intends to sell substantially all of its operating assets and other rights relating to its vending and amusement machine operations, at the price and on the terms and conditions herein set forth.

B. Buyer desires and intends to purchase substantially all of the operating assets and other rights relating to Seller’s vending and amusement machine operations and to assume certain of the operating liabilities relating to such operations, at the price and on the terms and conditions herein set forth.

C. Levine has a significant beneficial interest in the Membership Interests and Seller’s members have determined to sell their respective Membership Interests to Levine effective at or prior to Closing.

D. Subject to the provisions of Section 13 of this Agreement, Levine desires and intends to indemnify Buyer in connection with any Loss in connection with this Agreement and in connection with any net working capital payment required under Section 3.2(f).

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the parties hereby agree as follows:

1. Definitions

As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

“2004 Balance Sheet” has the meaning assigned in Section 5.6.

“Accounting Arbitrator” means an independent accounting firm designated by Levine and Buyer or by either one of them from time to time as necessary pursuant to Section 3.2(d).

“Adjusted New Equipment Amount” has the meaning assigned in Section 3.3.

“Affiliate” of any Person (the “Subject”) means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the Subject and, without limiting the generality of the foregoing, includes, in any event, (a) any Person which beneficially owns or holds 25% or more of any class of voting securities of the Subject or 25% or more of the legal or beneficial interest in the Subject and (b) any Person of which the Subject beneficially owns or holds 25% or more of any class of voting securities or 25% or more of the legal or beneficial interest. “Control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Purchase Price” has the meaning assigned in Section 3.1.

“Agreement” means this Agreement and all Schedules and Exhibits hereto.

“Assets” has the meaning assigned in Section 2.1.

“Assignment and Assumption Agreement” has the meaning assigned in Section 2.6.

“Assumed Liabilities” has the meaning assigned in Section 2.3.

“Assumed Plans” has the meaning assigned in Section 2.1(l).

“Balance Sheet Date” has the meaning assigned in Section 5.6.

“Best Knowledge” and the words “knowledge,” “known to” or “is aware of” and words of like import, as used in this Agreement as to any Person, mean the actual conscious awareness of such Person of facts or other information without investigation. “Best Knowledge” with respect to Seller shall mean the Best Knowledge of Fred Simon, Pam Smith and Bob Carone. “Best Knowledge” with respect to Buyer shall include the Best Knowledge of Randall Fagundo.

“Bill of Sale” has the meaning assigned in Section 2.5.

“Business” means the business, operations and activities of Seller including but not limited to those relating to the operation of vending and amusement machines, exclusive of Seller’s business, operations and activities relating to the Excluded Assets. Without limiting the foregoing and subject to the foregoing exception as to Excluded Assets, “Business” shall include the operation of the Assets and the Facilities.

“Buyer” means American Coin Merchandising, Inc. and any Affiliate of American Coin Merchandising, Inc. that is assigned the rights and obligations of American Coin Merchandising, Inc. pursuant to Section 15.7.

“Buyer Estimated NWC” has the meaning assigned in Section 3.2(c).

“Claim” means any claim, demand, cause of action, suit, proceeding, arbitration, judicial hearing or investigation.

“Closing” means the consummation of the purchase and sale of the Assets under this Agreement.

“Closing Amount” has the meaning assigned in Section 3.1.

“Closing Balance Sheet” has the meaning assigned in Section 3.2(b).

“Closing Date” means the date upon which the Closing becomes effective.

“Closing Shares” has the meaning assigned in Section 3.1(b).

“Closing Statement” has the meaning assigned in Section 3.2(b).

“Code” means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder, as in effect from time to time.

“Coinstar” has the meaning assigned in the preamble.

“Coinstar SEC Documents” has the meaning assigned in Section 7.8.

“Coinstar Share Price” has the meaning assigned in Section 3.1(b).

“Common Stock” has the meaning assigned in Section 3.1(b).

“Contract” means any contract, agreement, lease, license, grant of immunity from suit in regard to intellectual property rights, commitment, arrangement, purchase or sale order, or undertaking, whether written or oral.

“Current Tax Year” has the meaning assigned in Section 12.3.

“Debt Agreements” has the meaning assigned in Section 5.6(b).

“Debt Repayment Amount” means the amount required at Closing to pay in full and otherwise discharge all obligations of Seller under the Debt Agreements, including but not limited to payment of all principal, interest and prepayment penalties in connection with such Debt Agreements.

“Disclosure Memorandum” means that certain Disclosure Memorandum dated as of the date hereof and delivered by Seller to Buyer on the date hereof in connection with this Agreement.

“Domain Names” has the meaning assigned in Section 5.15(k).

“Employee Benefit Plans” means all employee pension benefit plans, as defined in Section 3(2) of ERISA, employee welfare benefit plans, as defined in Section (3)(1) of ERISA, and any deferred compensation, performance, bonus, incentive, stock option, stock purchase, other stock compensation, vacation pay, holiday pay, severance, insurance, retirement, excess benefit, fringe benefit or other plan, trust or arrangement, whether or not covered by ERISA, whether written or oral, (i) sponsored, maintained or contributed to by Seller or any ERISA Affiliate with respect to the Business, (ii) covering or benefiting any current or former officer, employee, agent, director or independent contractor of the Business (or any dependent or beneficiary of any such individual), or (iii) for which Seller or any ERISA Affiliate has (or could have) any obligation or liability with respect to the Business.

“Encumbrance” means any security interest, mortgage, lien, charge, option, license or adverse claim of any kind, including, but not limited to, any restriction on the use or transfer of the Assets.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Body).

“Environment” means the air, ground (surface and subsurface) or water (surface and groundwater).

“Environmental and Safety Law” means any federal, state, local or other law, statute, rule, ordinance or regulation or any common law pertaining to public or worker health, welfare or safety or the Environment, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act of 1986; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401-7626; the Federal Water Pollution Control Act and Federal Clean Water Act of 1977, as amended, 33 U.S.C. § 1251 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 135 et seq.; the Federal Environmental Pesticide Control Act, the Federal Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Federal Safe Drinking Water Act, 42 U.S.C. § 300(f) et seq.; and the Emergency Planning and Community Right-To-Know Act of 1986, 42 U.S.C. § 11001 et seq.

“Equipment Leases” has the meaning assigned in Section 5.6(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time.

“ERISA Affiliate” means any Person which, together with Seller, is treated as a single entity under Section 414 of the Code.

“Escrow” has the meaning assigned in Section 3.5.

“Escrow Agent” has the meaning assigned in Section 3.5.

“Escrow Amount” has the meaning assigned in Section 3.5.

“Escrow Agreement” has the meaning assigned in Section 3.5.

“Escrow Shares” has the meaning assigned in Section 3.1(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning assigned in Section 2.2.

“Excluded Contracts” means Seller’s Contracts listed on Schedule 2.2(b).

“Excluded Liabilities” has the meaning assigned in Section 2.4.

“Facilities” means the warehouses located at (i) 600 Telluride St. Unit D, Aurora, Colorado, (ii) Building 5, 7727 Airport Business Parkway, Van Nuys, California, (iii) 2411 East Main Street, Merrill, Wisconsin, (iv) 3715 Northcrest Road, Atlanta, Georgia, (v) 3020 Malmo Drive, Arlington Heights, Illinois, (vi) Earth City Industrial Center #9, Earth City, Missouri, (vii) 8727 Northeast Marx, Portland, Oregon, (viii) 533 Stone Road, Benicia, California, (ix) 2152 Heller Drive, Beavercreek, Ohio, (x) 7716 220th Street, Mountlake Terrace, Washington and (xi) 7170 West Oakland, Chandler, Arizona, where Seller conducts the Business, and all plants, buildings, structures, improvements, machinery and equipment located thereon.

“Final NWC Decrease” has the meaning assigned in Section 3.2(f).

“Final NWC Determination” has the meaning assigned in Section 3.2(e).

“Final NWC Increase” has the meaning assigned in Section 3.2(e).

“Financial Statements” has the meaning assigned in Section 5.6.

“Fixed Assets” has the meaning assigned in Section 3.1(e).

“FSAs” has the meaning assigned in Section 8.12(b).

“GAAP” means United States generally accepted accounting principles, as in effect as of the relevant date.

“GCB” means GCB Communications, Inc., an Arizona corporation.

“Governmental Body” means any federal, state or other court or governmental body, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder, domestic or foreign.

“Hazardous Materials” means any hazardous or toxic substances, materials and wastes, including, but not limited to, those substances included in the definitions of “Hazardous Substances,” “Hazardous Materials,” “Toxic Substances,” “Hazardous Waste,” “Solid Waste,” “Pollutant,” or “Contaminant” in any Environmental and Safety Law and the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., and in the regulations promulgated pursuant to those laws; those substances listed in the United States Department of Transportation Table (49 C.F.R. § 172.101 and any amendments thereto); such other substances, materials and wastes which are regulated or are classified as hazardous or toxic by any Governmental Body; and asbestos, polychlorinated biphenyls and oil and petroleum products or by-products. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, “Hazardous Materials” shall not mean or include such of the foregoing that may be naturally occurring in the soil or groundwater in, at, under, or about any real property.

“indemnified party” has the meaning assigned in Section 13.5.

“indemnifying party” has the meaning assigned in Section 13.5.

“Intellectual Property” has the meaning assigned in Section 2.1(d).

“Inventory” has the meaning assigned in Section 2.1(c).

“IP Registrations” has the meaning assigned in Section 15.5(e).

“IP Rights” has the meaning assigned in Section 15.5(e).

“Judgment” means any judgment, order, award, writ, injunction or decree of any Governmental Body or arbitrator.

“Lease Assignment and Assumption” has the meaning assigned in Section 2.6.

“Leased Real Property” has the meaning assigned in Section 2.1(g).

“Levine” has the meaning assigned in the recitals.

“Loss” means any loss, damage, Judgment, debt, liability, obligation, fine, penalty, cost or expense (including, but not limited to, any legal and accounting fee or expense), whether or not relating to personal injury, property damage, public or worker health, welfare or safety or the Environment and whether or not relating to violations of or liability under Environmental and Safety Law.

“M&A Qualified Beneficiaries” has the meaning assigned in Section 8.5.

“Marks” has the meaning assigned in Section 5.15(d).

“Material adverse effect” with respect to a party or other Person means an event, violation, change, failure, inaccuracy, circumstance or other matter that has had, or could reasonably be expected to have, a material adverse effect on (a) the business, operations or financial condition of such Person or (b) in the case of a party to this Agreement, the ability of such party to timely consummate the transactions contemplated by this Agreement or perform any of its obligations under this Agreement.

“Membership Interests” has the meaning assigned in Section 5.4.

“Misrepresentation Claims” has the meaning assigned in Section 13.4.

“MRM Commission System” means the property described on Exhibit A of that certain Assignment of Intellectual Property and License made by Michael Myers d/b/a Azlan Computer as of October 17, 2005 in favor of Seller.

“Net Working Capital” has the meaning assigned in Section 3.2(b).

“New Equipment Amount” has the meaning assigned in Section 3.3.

“NWC Dispute Notice” has the meaning assigned in Section 3.2(d).

“Permit” means any permit, license, approval, certification, authorization, clearance or rating, and all rights with respect thereto, of any Governmental Body.

“Permitted Encumbrances” shall mean the following:

•	Encumbrances relating exclusively to an Assumed Liability and set forth in Schedule 2.3;

•	Encumbrances for current Taxes not yet due and payable;

•	Encumbrances which do not, either individually or in the aggregate, materially detract from the value of, or interfere with the present use of, the properties subject thereto or affected thereby, or otherwise impair the operation(s) of the Business or the Assets;

•	mechanics’, carriers’, workers’, repairmen’s, and other similar liens arising or incurred in the ordinary course of its business for monies not yet due and payable; and

•	the interests of lessors in the Leased Real Property.

“Person” means any individual or Entity.

“Personal Property” has the meaning assigned in Section 5.9.

“Products” means any and all of the vending machines, vending machine merchandise and amusement machines that Seller now leases, licenses, places or sells.

“Registration Statement” has the meaning assigned in Section 8.8.

“Relevant Employees” has the meaning assigned in Section 5.14.

“Remedial Action” means any investigation, site assessment, monitoring or other evaluation of conditions relating to the presence of Hazardous Materials in the Environment at a site, or any clean-up, treatment, containment, removal, restoration, corrective action or remedial work involving any Hazardous Materials.

“Schedule” means a schedule to the Disclosure Memorandum.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning assigned in the preamble.

“Seller Estimated NWC” has the meaning assigned in Section 3.2(b).

“Seller Technology” has the meaning assigned in Section 5.15(a).

“Selling Group” has the meaning assigned in Section 8.5.

“Shares” has the meaning assigned in Section 3.1(c).

“Tax” or “Taxes” means any and all (i) taxes, charges, fees, levies or other assessments, including, without limitation, income, excise, gross receipts, personal property, real property, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, severance, stamp, occupation, windfall profits, social security and unemployment or other taxes imposed by the United States or any agency or instrumentality thereof, any state, county, local or foreign government, or any agency or instrumentality thereof, and any interest or fines, and any and all penalties or additions relating to such taxes, charges, fees, levies or other assessments or the failure to comply with any requirement imposed with respect to any Tax Returns, (ii) liability in respect of any items described in clause (i) payable by reason of being a member of an affiliated, combined, unitary, consolidated, fiscal unity or similar group for any period, and (iii) liability in respect of any items described in clause (i) or (ii) payable as a result of any express or implied obligation to indemnify any other Person with respect to such amount by reason of contract, assumption, transferee liability, operation of law or otherwise, including any liability for Taxes of a predecessor or transferor entity.

“Tax Return” means any report, return, declaration, claim for refund, information return, statement or other similar document, including any schedules or attachments thereto, and including any amendment thereof, with respect to any Taxes.

“Technology-Related Assets” has the meaning assigned in Section 5.15(a).

“Third-Party Claim” has the meaning assigned in Section 13.5.

“Third Party Licenses” has the meaning assigned in Section 5.15(c).

“Third Party Technologies” has the meaning assigned in Section 5.15(c).

“Threshold” has the meaning assigned in Section 13.4.

“Tools” has the meaning assigned in Section 5.15(b).

“Transaction Documents” means this Agreement any and all of the agreements and documents referenced in Sections 9 and 10.

“transfer” has the meaning assigned in Section 2.1.

“Transferred Real Property” means the Leased Real Property.

“warranty costs” has the meaning assigned in Section 5.20.

2. Purchase and Sale of Assets

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver (collectively, “transfer”), or cause to be transferred, to Buyer, free and clear of all Encumbrances (other than the Permitted Encumbrances) and Buyer shall purchase and acquire, all of Seller’s right, title and interest in and to all of the assets and rights (collectively, the “Assets”) of every type and description, used in or relating to the Business, whether tangible or intangible, real, personal or mixed, wherever located and whether or not reflected on the books and records of Seller, including, but not limited to, the following assets and rights (but excluding the Excluded Assets):

(a) Equipment. All machinery, equipment, furniture, computer hardware, fixtures, tooling, leasehold improvements (but only to the extent not affixed to and part of the Leased Real Property), motor vehicles and other tangible personal property owned by Seller and employed primarily or exclusively in Seller’s operation of the Business as of the close of business on the Closing Date, including, without limitation, the machinery and equipment at Seller’s customer locations as of August 15, 2005 as set forth in Schedule 2.1(a) (subject to replacement or repair in the ordinary course of business), such personal property and fixtures as are located on the Leased Real Property, and all rights to any warranties received from the manufacturers and distributors of all such personal property and fixtures and any related claims, credits, rights of recovery and setoffs with respect to such personal property and fixtures.

(b) Equipment and Other Personal Property Leases. All of Seller’s right, title and interest in, to and under the leases and rental agreements in respect of equipment or other tangible personal property employed primarily or exclusively in Seller’s operation of the Business as of the close of business on the Closing Date, including, without limitation, those leases and agreements described in Schedule 2.1(b).

(c) Inventory. All inventory, wherever located, including packaging, machines, spare parts, shop and production supplies, and plush and other bulk vending inventory produced by or employed primarily or exclusively in Seller’s operation of the Business as of the close of business on the Closing Date (“Inventory”), including, without limitation, the types of Inventory described in Schedule 2.1(c) (which Schedule sets forth Inventory in machines at customer locations and an estimate of the remaining Inventory in Leased Real Property, each as of June 30, 2005 and subject to sale in the ordinary course of business) and all rights of Seller to any transferable warranties received from its suppliers and distributors of such items and any related claims, credits, rights of recovery and setoffs with respect to such Inventory.

(d) Intellectual Property. All information (whether or not protectable by patent, copyright or trade secret rights) and intellectual property rights possessed or owned by Seller and employed primarily or exclusively in Seller’s operation of the Business as of the close of business on the Closing Date, and all right, title and interest of Seller in, to and under licenses, sublicenses or like agreements providing Seller any right or concession to use any information or intellectual property, and, in each case, employed primarily or exclusively in Seller’s operation of the Business as of the close of business on the Closing Date, including all trade names, trademarks (including common-law trademarks), service marks, art work, packaging, plates, emblems, logos, insignia and copyrights, and their registrations and applications, and all goodwill associated therewith, all technology, know-how, show-how, trade secrets, manufacturing processes, formulae, drawings, designs, systems, forms, technical manuals, data, computer programs, product information and development work-in-progress and all documentary evidence of any of the foregoing, including, without limitation, the trademarks, other assets and related agreements described in Schedule 2.1(d) (collectively, the “Intellectual Property”).

(e) Permits. All Permits, if any, relating primarily or exclusively to Seller’s operation of the Business as of the close of business on the Closing Date, including, without limitation, any Permits described in Schedule 2.1(e).

(f) Contract Rights and Other Intangible Assets. All of Seller’s right, title and interest in, to and under all contracts and agreements, purchase orders, sales orders, sale and distribution agreements, supply and processing agreements and other instruments and agreements relating primarily or exclusively to Seller’s operation of the Business as of the close of business on the Closing Date, and all goodwill associated with the Business, including, without limitation, Seller’s right, title and interest in, to and under the contracts and agreements described in Schedule 5.12; provided, however, that in no event shall the contracts assigned hereunder include those Excluded Assets listed in Schedule 2.2(b).

(g) Leased Real Property. All real property, and rights thereto, leased by Seller and used in the operation of the Business as of the close of business on the Closing Date as described in Schedule 2.1(g) (the “Leased Real Property”).

(h) Securities. All securities held by or beneficially owned by Seller, including but not limited to all shares of capital stock or other equity interests in any other Person.

(i) Books and Records. All of Seller’s books and records (including all discs, tapes and other media-storage data and information) relating primarily or exclusively to Seller’s operation of the Business as of the close of business on the Closing Date or located on the Leased Real Property, including, without limitation, the books and records described in Schedule 2.1(i).

(j) Other Records, Manuals and Documents. All of Seller’s mailing lists, customer lists, supplier lists, vendor data, marketing information and procedures, sales and customer files, advertising and promotional materials, current product material, equipment maintenance records, warranty information, records of plant operations and the source and disposition of materials used and produced in such plants, standard forms of documents, manuals of operations or business procedures and other similar procedures, and all other information of Seller relating primarily or exclusively to Seller’s operation of the Business as of the close of business on the Closing Date and, with respect to the Transferred Real Property, all soil test reports, building inspection reports, building plans, blueprints, renderings and surveys.

(k) Insurance Proceeds. All insurance proceeds paid or payable to Seller in respect of any damage to or destruction or loss of any assets of Seller reflected on the Schedules referred to in this Section 2.1, including any assets of Seller that, as far as could reasonably be foreseen, would have been included in the Assets but for such damage, destruction or loss, but excluding insurance policies and refunds as described in Section 2.2(f).

(l) Assumed Plans. The Employee Benefit Plans listed on Schedule 2.1(l) hereof (which schedule identifies those Employee Benefit Plans being assumed by Buyer) (the “Assumed Plans”).

2.2 Excluded Assets. Seller and Buyer expressly understand and agree that Seller is not transferring to Buyer pursuant to this Agreement any of the following assets or rights of Seller (the “Excluded Assets”):

(a) Cash and Accounts. All of Seller’s (i) cash in its possession, in warehouses or in transit at Closing (but excluding cash in vending, amusement, change and other machines used in the conduct of the Business) and (ii) cash and cash equivalents in all bank accounts, deposits and other accounts of any nature at any bank, trust company, savings and loan association or other financial institution, all of which bank accounts are identified on Schedule 2.2(a) hereof.

(b) Excluded Contracts. Seller’s Contracts listed on Schedule 2.2(b).

(c) Platinum Accounting System. The Platinum accounting system used by Seller, which resides on servers and hardware owned by Pacific Communications, Inc.

(d) Corporate Records. The accounting ledgers, articles of organization, corporate seals, minute books, stock books, Tax and supporting data prepared expressly in connection therewith, and other records prepared directly in connection with the organization and capitalization of the Seller and its operations as a limited liability company under applicable law, as applicable.

(e) Deposits. Those rights relating to deposits and prepaid expenses and claims for refunds (except to the extent any of these are reflected as a current asset in the Final NWC Determination).

(f) Insurance Policies. All insurance policies and rights and refunds thereunder (except to the extent specified in Section 2.1(k).

(g) Personnel Records. All personnel records and other records that Seller is required by law to retain in its possession.

(h) Tax Refunds. All claims for refund of Taxes and other governmental charges of whatever nature.

(i) Employee Benefit Plans. All rights in connection with and assets of the Employee Benefit Plans, that are not Assumed Plans;

(j) GCB Stock. The 1,500 shares of Class B Common Stock, $1.00 par value per share, of GCB, held by Seller.

2.3 Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of Closing, to assume and pay when due (a) all obligations, contracts, and liabilities of Seller arising primarily or exclusively out of the conduct of the Business from and after the Closing Date; (b) the accounts payable of Seller incurred in the ordinary course of the Business through the Closing Date; (c) the accrued expenses and liabilities of Seller (other than with respect to Taxes) on Seller’s books which were incurred in the ordinary course of the Business through the Closing Date; (d) all obligations and liabilities arising under the Contracts included in the Assets arising from and after the Closing Date; and (e) without duplication, any current liability reflected in the Final NWC Determination (collectively, the “Assumed Liabilities”).

2.4 Excluded Liabilities. Buyer shall not assume any obligations or liabilities of Seller other than the Assumed Liabilities, and all obligations and liabilities of Seller other than the Assumed Liabilities shall remain obligations and liabilities of Seller (all obligations or liabilities not assumed by Buyer herein are called the “Excluded Liabilities”). As part of the Excluded Liabilities, all liabilities relating to the Excluded Assets are specifically excluded from assumption. Without limiting the generality of the foregoing, except as provided in Section 12.3 and Section 12.1, any and all Taxes and other assessments attributable to the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of Products on or prior to the Closing Date are Excluded Liabilities.

2.5 Instruments of Sale and Transfer. On or prior to the Closing Date, Seller shall deliver to Buyer and Buyer shall deliver to Seller, as the case may be, such instruments of sale and assignment as shall, in the reasonable judgment of Buyer and Seller, be effective to vest in Buyer on the Closing Date all of Seller’s right, title and interest in and to the Assets and to evidence the assumption of the Assumed Liabilities by Buyer, including, without limitation, a Bill of Sale and Assignment substantially in the form of Exhibit 2.5(a) (the “Bill of Sale”) and an Assignment and Assumption Agreement substantially in the form of Exhibit 2.5(b) (the “Assignment and Assumption Agreement”). All of Seller’s rights to the Leased Real Property shall be transferred to Buyer on the Closing Date by a Lease Assignment and Assumption substantially in the form of Exhibit 2.5(c) (the “Lease Assignment and Assumption”). Seller shall take all reasonable additional steps as may be necessary to put Buyer in possession and operating control of the Assets at the Closing, and Buyer shall take all reasonable additional steps as may be necessary for it to assume the Assumed Liabilities at the Closing. In addition, Seller shall deliver to Buyer on the Closing Date leases as contemplated by Section 9.5(l).

2.6 Further Assurances. From time to time following the Closing, Buyer, Seller and Levine shall execute and deliver, or cause to be executed and delivered, to the other such additional instruments of conveyance and transfer and evidences of assumption as such party may reasonably request or as may be otherwise necessary or desirable to carry out the purposes of this Agreement.

3. Purchase Price

3.1 Purchase Price.

(a) The aggregate purchase price for the Assets shall be the sum of Thirty Six Million Dollars ($36,000,000) plus the New Equipment Amount (together, the “Aggregate Purchase Price”) minus the Escrow Amount (such amount after such deduction(s), the “Closing Amount”); provided, however, that the parties acknowledge and agree that the New Equipment Amount will not in any event exceed $250,000.

(b) Payment of the Closing Amount shall be made by payment of an aggregate number of validly issued, fully paid and nonassessable shares of common stock of Coinstar (“Common Stock”) equal to the number determined by dividing (1) the Closing Amount by (2) the Coinstar Share Price (the “Closing Shares”). For purposes of this Agreement, the “Coinstar Share Price” shall mean the average closing price of the Common Stock as publicly reported by Nasdaq as of 4:00 p.m. Eastern Time on the twenty (20) trading days prior to the fifth (5th) trading day prior to the date of this Agreement.

(c) Payment of the Escrow Amount shall be made by payment of an aggregate number of validly issued, fully paid and nonassessable shares of Common Stock equal to the number determined by dividing (1) the Escrow Amount by (2) the Coinstar Share Price (the “Escrow Shares” and, together with the Closing Shares and after any adjustment under Section 3.2(e) or 3.2(f), the “Shares”).

(d) No fractional shares of Common Stock will be issued in connection with this Agreement whether in connection with payment of the Closing Amount, the Escrow Amount or any distribution of such amounts to Levine. All fractional shares of Common Stock that Levine would otherwise be entitled to receive as a result of the transactions contemplated by this Agreement will be aggregated and if a fractional share of Common Stock results from such aggregation, such holder shall be entitled to receive in lieu thereof, an amount in cash determined by multiplying (1) the closing sale price per share of a share of Common Stock on Nasdaq as of the first (1st) trading day immediately preceding the Closing Date, by (2) the fraction of a share of Common Stock to which Levine would otherwise have been entitled to receive pursuant to this Agreement.

(e) The parties agree that for purposes of allocating the Aggregate Purchase Price, together with any liability assumed, for federal, state, local and other tax purposes, the parties will assign fair market value to the Assets as follows: (i) fair market value of fixed assets (that are not cash, securities, inventory or accounts receivable) (the “Fixed Assets”) shall be determined by a valuation performed by a third-party valuation service provider hired at Buyer’s sole expense, which shall be performed and provided to the parties hereto in accordance with the provisions of Section 8.11 hereof; and (ii) fair market value of cash, securities, inventory and accounts receivable shall be determined in accordance with the Buyer’s opening balance sheet.

3.2 Net Working Capital.

(a) The parties hereto expect and intend that, from December 31, 2004 through the Closing Date, the Business has been and will be operated in a manner consistent with prior practices, and consistent with the Seller’s ongoing operations.

(b) At least 2 business days prior to the estimated Closing Date, Seller shall prepare in good faith and deliver to Buyer a preliminary projected balance sheet as of the anticipated Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared according to GAAP consistent with the Seller’s past practices and shall be accompanied by a projected statement of income in accordance with GAAP consistent with the Seller’s past practices for the period ended (the “Closing Statement”). In addition to the Closing Balance Sheet, the Seller shall provide on the Closing Date a schedule reasonably detailing the Seller’s estimate as of the projected Closing Date (the “Seller Estimated NWC”) of the net working capital of the Seller prepared in accordance with the provisions set forth on Exhibit 3.2(b) (the “Net Working Capital”), including evidence reasonably satisfactory to Buyer of all prepaid amounts included in the Seller Estimated NWC. The Seller shall consult with Buyer during the preparation of the Closing Balance Sheet, the Closing Statement and the Seller Estimated NWC.

(c) As promptly as practicable after the Closing, but in no event more than 60 days after the Closing, Buyer shall prepare a schedule calculating the Net Working Capital prepared in accordance with the provisions set forth on Exhibit 3.2(b) (the “Buyer Estimated NWC”), and may engage KPMG LLP or such other nationally recognized accounting firm to verify the determination of the Buyer Estimated NWC at Buyer’s sole cost. The Buyer Estimated NWC shall be prepared in accordance with the provisions set forth on Exhibit 3.2(b). The Buyer Estimated NWC shall be promptly delivered to Levine as soon as it is available for review and comment, and Buyer and Levine shall thereafter attempt to reach agreement on the Buyer Estimated NWC. Buyer and Levine shall have access to the work papers of the Seller used in the preparation of the Buyer Estimated NWC.

(d) If Levine and Buyer are unable to agree on the Buyer Estimated NWC and the amount(s) to be paid in accordance with the Net Working Capital provisions of this Section 3.2, then Levine shall present any objections or comments in writing to Buyer no later than 10 business days after Levine’s receipt of the Buyer Estimated NWC, specifying in reasonable detail any objections thereto (the “NWC Dispute Notice”). Buyer and Levine shall be deemed to have agreed upon all other items and amounts contained in the Buyer Estimated NWC which are not objected to or commented upon by Seller. If within ten business days after Buyer’s receipt of the NWC Dispute Notice, Buyer and Levine are unable to resolve informally matters which are the subject of the NWC Dispute Notice and Levine has not retracted the NWC Dispute Notice, the parties shall submit the matters which are the subject of such NWC Dispute Notice to the Accounting Arbitrator for resolution. If the parties are unable to agree upon one Accounting Arbitrator, each shall appoint an Accounting Arbitrator and these appointees shall appoint a third Accounting Arbitrator (collectively the “Accounting Arbitrators”), in which case the resolution of the items contained in the NWC Dispute Notice shall be made by a majority decision of the Accounting Arbitrators. The Accounting Arbitrator(s) shall be directed to make a resolution within 30 days of engagement limited to those areas at issue and determined in accordance with Exhibit 3.2(b), and such resolution shall be conclusive and binding on all parties. Buyer and Levine shall each pay the costs and expenses of their own Accounting Arbitrator, accountants and attorneys and shall bear equally the expense of any independent Accounting Arbitrator.

(e) To the extent that the Net Working Capital as of the Closing Date (as finally determined in accordance with the provisions set forth above, a “Final NWC Determination”) results in a Net Working Capital figure of over $0.00 (with the amount by which such Net Working Capital figure exceeds $0.00 being the “Final NWC Increase”), then within 5 business days following such Final NWC Determination, the Buyer shall pay the amount of the Final NWC Increase in cash to Levine.

(f) To the extent that a Final NWC Determination results in a Net Working Capital figure that is less than $0.00 (with the amount by which such Net Working Capital figure falls below $0.00 being the “Final NWC Decrease”), then within 5 business days following such Final NWC Determination, Escrow Agent shall return to Buyer that number of Escrow Shares equal to the number determined by dividing (1) the Final NWC Decrease by (2) the Coinstar Share Price (as set forth in the Escrow Agreement).

(g) Any adjustments in connection with the Net Working Capital in this Section 3.2 shall be treated as an increase or decrease, as the case may be, in the Aggregate Purchase Price.

3.3 Additional Equipment Payment. At least 2 business days prior to the estimated Closing Date, Seller shall prepare in good faith and deliver to Buyer (a) a list of vending machines and amusement equipment purchased in the ordinary course of the Business after June 29, 2005 (the “New Equipment List”), and (b) reasonable evidence of the aggregate purchase price (including freight and taxes) paid for the machines and equipment (and such add-ons) on the New Equipment List (the “New Equipment Amount”); provided, however, that the New Equipment List and New Equipment Amount shall not include any Excluded Assets. Buyer shall pay Seller at Closing an amount equal to the New Equipment Amount as described in Section 3.1. As promptly as practicable after the Closing, but in no event more than 60 days after the Closing, Buyer shall notify Levine if Buyer disputes any machinery, equipment or price information in connection with the New Equipment List or New Equipment Amount (a “Buyer’s Equipment Dispute Notice”), which notice will specify the basis of Buyer’s dispute. Buyer and Levine shall thereafter attempt to reach agreement on the New Equipment List and New Equipment Amount. If Levine and Buyer are unable to agree on the New Equipment List and New Equipment Amount, then Levine shall present any objections or comments in writing to Buyer no later than 10 days after Levine’s receipt of the Buyer’s Equipment Dispute Notice, specifying in reasonable detail any objections thereto (the “Levine Equipment Dispute Notice”). Buyer and Levine shall be deemed to have agreed with all other items and amounts not contained in Buyer’s Equipment Dispute Notice or contained in the Levine Equipment Dispute Notice. If within 20 business days after Buyer’s receipt of the Levine Equipment Dispute Notice, Buyer and Levine are unable to resolve informally matters raised by the Levine Equipment Dispute Notice and Levine has not retracted the Levine Equipment Dispute Notice, the parties shall submit the Levine Equipment Dispute Notice to an arbitrator for resolution and final determination of the New Equipment List and New Equipment Amount. If the parties are unable to agree upon one arbitrator, each shall appoint an arbitrator and these appointees shall appoint a third arbitrator, in which case the resolution of the items contained in the Levine Equipment Dispute Notice shall be made by a majority decision of the arbitrators. The arbitrator(s) shall be directed to make a resolution within 30 days of engagement limited to those areas at issue, and such resolution shall be conclusive and binding on all parties. Buyer and Levine shall each pay the costs and expense of their own arbitrator, accountants and attorneys and shall bear equally the expense of any independent arbitrator. To the extent that a final determination is made by the arbitrator(s) that the amount paid to Seller at Closing for the New Equipment Amount exceeds or is less than the amount that the arbitrator(s) determines should have been the New Equipment Amount (such excess or deficit being referred to herein as the “Adjusted New Equipment Amount”), (a) in the case of an excess, Levine shall return to Buyer an aggregate number of shares of Common Stock equal in value to (i) the Adjusted New Equipment Amount divided by (ii) the Coinstar Share Price within 5 business days after any such final determination; and (b) in the case of a deficit, Buyer shall issue to Levine an aggregate number of shares of Common Stock equal in value to (i) the Adjusted New Equipment Amount divided by (ii) the Coinstar Share Price within 5 business days after any such final determination. Any payment made in connection with the New Equipment List and New Equipment Amount in this Section 3.3 shall be treated as an increase in the Aggregate Purchase Price.

3.4 Allocation of Purchase Price. The parties agree to utilize the fair market value of the Assets as determined as provided under Section 3.1(e) for the purpose of allocating the Aggregate Purchase Price paid, together with the liabilities assumed, hereunder for the Assets for federal, state, local and other Tax purposes, which allocation is in accordance with Section 1060 of the Code. Each party agrees to report the federal, state, local and other Tax consequences of the transactions contemplated by this Agreement and the Transaction Documents in a manner consistent with such allocation and shall not take any position inconsistent therewith upon examination of any Tax return, in any refund claim, or in any litigation, investigation or otherwise. Each party shall cooperate with the other party in the filing of Form 8594 with the U.S. Internal Revenue Service.

3.5 Escrow. The parties agree that at Closing an aggregate of One Million Eight Hundred Thousand Dollars ($1,800,000) of the Aggregate Purchase Price (the “Escrow Amount”), calculated and paid as contemplated by Section 3.1(c), shall be deposited in a non-interest bearing escrow account (the “Escrow”) with Comerica Bank (the “Escrow Agent”). The Escrow Amount shall be held and administered after the Closing Date for a period of twelve (12) months in accordance with the Escrow Agreement attached hereto as Exhibit 3.5 (the “Escrow Agreement”) and such Escrow Amount shall be withheld and deducted from the Aggregate Purchase Price otherwise payable to Levine at Closing. By signing this Agreement, Levine agrees to be bound with respect to the indemnification obligations of Levine and the procedures set forth in Section 13 and that the Escrow shall be available to satisfy the indemnification obligations of Levine pursuant to Sections 12.4 and 13 and the applicable provisions of the Escrow Agreement. The fees of the Escrow Agent in connection with the Escrow Agreement shall be paid 50% by Seller and 50% by Buyer. All dividends and distributions accrued by the Escrow Shares during the Escrow period shall be the property of Levine.

4. Closing

4.1 Closing Date. Subject to the terms and conditions of this Agreement, the Closing shall take place at the offices of Perkins Coie LLP, at 1201 Third Avenue, Suite 4800, Seattle, Washington, at 9:00 a.m. on November 1, 2005, or at such other location or time as the parties may agree, provided that:

(a) If any of the conditions set forth in Section 10 is not satisfied by the time the Closing would otherwise occur, Buyer may, by notice to Seller, defer the Closing to a business day specified in such notice, but not later than November 30, 2005;

(b) If any of the conditions set forth in Section 9 is not satisfied by the time the Closing would otherwise occur, Seller may, by notice to Buyer, defer the Closing to a business day specified in such notice, but not later than November 30, 2005; and

(c) If both of Sections 4.1(a) and 4.1(b) are applicable, the Closing shall take place on the later of the dates determined in accordance with those Sections.

4.2 Closing Payments. At the Closing, Buyer shall issue to (a) Levine, on behalf of the Seller, an aggregate number of validly issued, fully paid and nonassessable shares of Common Stock as contemplated by Section 3.1(b) and (b) the Escrow Agent, an aggregate number of validly issued, fully paid and nonassessable shares of Common Stock as contemplated by Section 3.1(c).

5. Representations and Warranties of Seller

To induce Buyer to enter into and perform this Agreement, Seller represents and warrants to Buyer (which representations and warranties shall survive the Closing as provided in Section 13) all as follows in this Section 5:

5.1 Organization, Good Standing, etc. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Seller has all requisite power and authority to own, operate and lease the Assets and to carry on the Business as now being conducted. Seller is duly qualified to do business, and is in good standing in the states required due to (a) the ownership or lease of real or personal property for use in the operation of the Business’s business or (b) the nature of the business conducted by the Business, except where the failure to be so qualified or in good standing would not have a material adverse effect on the Assets or the Business. Schedule 5.1 sets forth all of the jurisdictions in which Seller is qualified to do business, as well as the jurisdictions in which Seller has conducted business in the 5 years prior to the date of this Agreement.

5.2 Authority. Seller has full power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Transaction Documents to which it is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary action. This Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except (i) as the same may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting generally the enforcement of creditors’ rights and by the effect of rules governing the availability of equitable remedies, and (ii) as rights to indemnity or contribution may be limited under applicable law or by principles of public policy thereunder. The Transaction Documents to which Seller is a party, when executed and delivered by Seller, will constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to the exceptions noted in the immediately preceding sentence.

5.3 No Conflict. Except for any matters arising from the failure to obtain the consents, approvals and other authorizations described in Section 5.5 hereof, the execution, delivery and performance of this Agreement or the Transaction Documents by Seller and the consummation of the transactions contemplated hereby or thereby will not (a) violate, conflict with, or result in any breach of, any provision of Seller’s operating agreement (or equivalent documents); or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract or Judgment to which Seller is a party or by which it is bound or which relates to the Products, the Assets or the Business; or (c) result in the creation of any Encumbrance on any of the Assets

(other than the Permitted Encumbrances); or (d) to the Best Knowledge of Seller, violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body; or (e) to the Best Knowledge of Seller, violate or result in the suspension, revocation, modification, invalidity or limitation of any Permits relating to the Products, the Assets or the Business; or (f) give any party with rights under any Contract, Judgment or other restriction to which Seller is a party or by which it is bound or which relates to the Products, the Assets or the Business, the right to terminate, modify or accelerate any rights, obligations or performance under such Contract, Judgment or restriction (except as to an applicable Permitted Encumbrance); or (g) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract of or Judgment applicable to Seller or Levine containing any noncompetition, nonsolicitation, no-shop, standstill or similar provisions.

5.4 Capitalization. (a) The authorized equity interests of Seller consist of a 100% participation percentage (the “Membership Interests”), all of which is issued and outstanding (the “Total Outstanding Equity Interests”). The Total Outstanding Equity Interests constitute all of the issued and outstanding Membership Interests of Seller and are held as of the date of this Agreement by Fred Simon and GCB as reflected on Schedule 5.4(a). Levine will own all of the Membership Interests at Closing. All of the Total Outstanding Equity Interests have been duly authorized and validly issued. There is no contract or agreement relating to the voting of any of the Total Outstanding Equity Interests.

(b) Except as set forth on Schedule 5.4(b), there is no: (1) outstanding subscription, option, call, warrant or right to acquire any Membership Interests of Seller; (2) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Membership Interests of Seller; (3) rights plan (or similar plan commonly referred to as a “poison pill”) under which Seller is or may become obligated to sell or otherwise issue any Membership Interests or any other securities; or (4) any claim, condition or circumstance by any Person to the effect that such Person is entitled to acquire or receive any Membership Interests or other securities of Seller.

(c) Seller has no ownership interest in any other entity. Seller is not a general partner of, nor is Seller otherwise liable for any of the debts or other obligations of any general partnership, limited partnership or other entity.

5.5 Consents and Approvals. Except that no representation or warranty is made by Seller with respect to the Permits in this Section 5.5, and except as set forth in Schedule 5.5, (a) no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required for the execution, delivery and performance by Seller of this Agreement and the Transaction Documents to which it is a party and for the consummation by Seller of the transactions contemplated hereby and thereby and (b) no consent, approval or authorization of any third party is required for the execution, delivery and performance by Seller of this Agreement and the Transaction Documents to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby.

5.6 Financial Statements. (a) Seller has delivered to Buyer the following financial statements of the Business, which are set forth in Schedule 5.6(a) (collectively, the “Financial Statements”): an audited balance sheet for the Business (the “2004 Balance Sheet”) as of

December 31, 2004 (the “Balance Sheet Date”), an audited restated balance sheet for the Business as of December 31, 2003, the related audited statements of income for each of the years then ended, the unaudited interim balance sheet for the Business as of June 30, 2005 (or more current date if available) and the related unaudited statement of income for the period then ended. The Financial Statements were prepared from the books and records kept by Seller for the Business and fairly present the financial position of the Business as of their respective dates and the results of operations of the Business for the respective years or periods then ended, in accordance with GAAP consistently applied. Each accrual reflected on the Financial Statements is adequate to meet the liability underlying such accrual in accordance with GAAP. The foregoing balance sheets reflect all properties and assets, whether real, personal or mixed, that are used by Seller in the Business and are required to be reflected on such balance sheets pursuant to GAAP consistently applied.

(b) Schedule 5.6(b) sets forth (1) all loans, promissory notes, lines of credit, letters of credit, swaps, interest rate derivatives, other interest rate derivative products or similar obligations of Seller (the “Debt Agreements”), and (2) all leases with respect to any equipment, machinery, office equipment, computer equipment, communications equipment, vehicles and similar tangible property of Seller (the “Equipment Leases”).

5.7 Absence of Certain Changes or Events. Except as set forth in Schedule 5.7, since the Balance Sheet Date, Seller has conducted the Business in the ordinary course consistent with Seller’s past practice, and has not, with respect to the Business:

(a) taken any action or entered into or agreed to enter into any transaction, agreement or commitment (other than this Agreement and matters related thereto) not in the ordinary course of business;

(b) created or incurred any new debt or reduced any outstanding debt, except in the ordinary course of business;

(c) encumbered or disposed of any assets or made any capital expenditures, except in the ordinary course of business;

(d) taken any action resulting in the reduction of the Business’s working capital (current assets including cash, less current liabilities not including the short-term or current portion of long-term debt) except for such customary changes as may be required in the ordinary course of business;

(e) changed the compensation and terms of employment provided to the Business’s officers and principal employees, except for changes that were not material or were made with the prior knowledge and consent of Buyer;

(f) entered into or agreed to enter into any transaction, agreement or commitment, suffered the occurrence of any event or events or experienced any change in financial condition, business, results of operations or otherwise that, in the aggregate, has (1) interfered with the normal and usual operations of the business or business prospects of the Business or (2) resulted in a material adverse change in the financial condition, assets, liabilities, earnings or business or could reasonably be expected to have a material adverse effect on the business prospects of the Business; or

(g) taken any action resulting in a charge by Seller to the Business except for those customary, periodic charges described in Schedule 5.7.

5.8 Taxes.

(a) Except to the extent the inaccuracy of the following cannot reasonably be expected to result in (i) an Encumbrance on any of the Assets, or (ii) the commencement of a Claim against Buyer: all Tax Returns required to be filed by Seller have been duly and timely filed and all such Tax Returns are (and were at the time they were filed) true, correct and complete; all Tax obligations of Seller have been timely paid or accrued and, except as reflected in the balance sheets included in the Financial Statements and in any balance sheet hereafter delivered to Buyer; and Seller has no liability for any Tax obligations and no interest or penalties have accrued or are accruing with respect thereto, whether state, county, local or otherwise with respect to any periods prior to the Closing Date.

(b) Except as set forth in Schedule 5.8(b), there is no action, suit, proceeding, audit, investigation or other Claim pending or threatened in respect of any Taxes, nor has any deficiency or Claim for any such Taxes been proposed, asserted or threatened, nor does Seller have any reason to believe that any deficiency or Claim for any such Taxes has been proposed, asserted or threatened.

(c) Except as set forth in Schedule 5.8(c) and except to the extent the inaccuracy of the following cannot reasonably be expected to result in (i) an Encumbrance on any of the Assets, or (ii) the commencement of a Claim against Buyer, Seller does not conduct business in or derive income from any jurisdiction other than jurisdictions for which Tax Returns have been duly filed by Seller. No Claim has ever been made by any Governmental Body in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by such jurisdiction.

(d) Except to the extent the inaccuracy of the following cannot reasonably be expected to result in (i) an Encumbrance on any of the Assets, or (ii) the commencement of a Claim against Buyer, Seller has complied in all respects with all rules and regulations relating to the withholding of Taxes. There are no Encumbrances on any of the Assets with respect to Taxes, other than Encumbrances for Taxes not yet due and payable.

(e) Except as set forth in Schedule 5.8(e) and except to the extent the inaccuracy of the following cannot reasonably be expected to result in (i) an Encumbrance on any of the Assets, or (ii) the commencement of a Claim against Buyer, Seller is not currently the beneficiary of any extension of time within which to file any Tax Return, and Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(f) Seller has been properly classified as a “partnership” within the meaning of Section 7701(a)(2) of the Code (and any comparable provisions of state, local or foreign law) at all times since inception.

5.9 Property. (a) Seller does not own any real property. All real property, and rights thereto, leased by Seller and used in the operation of the Business as of the close of business on the Closing Date are listed in Schedule 2.1(g). Seller has provided to Buyer a list, which is accurate in all material respects, whether by item or category, of all personal property (the “Personal Property”) owned, leased or rented by Seller for use in the operation of the Business. Seller has delivered to Buyer true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses of any portion of the Transferred Real Property and the Personal Property. The Assets, including the Leased Real Property and the Personal Property, include all property used in the conduct of the Business as presently conducted.

(b) Seller has good and marketable title to all Personal Property, subject to Permitted Encumbrances and the Equipment Leases described in Schedule 2.1(b) and other leases or licenses to Personal Property described elsewhere in this Agreement or the Schedules thereto. To Seller’s Best Knowledge there are no Encumbrances with respect to the Leased Real Property that impair the use in any material respect by Seller of the Leased Real Property in the Business as presently conducted by Seller.

(c) To Seller’s Best Knowledge, there are no applicable adverse zoning, building or land use codes or rules, ordinances, regulations or other restrictions relating to zoning or land use that currently prevent, or cause the imposition of material fines or penalties as the result of, the use of all or any portion of the Leased Real Property for the conduct thereon of the Business as presently conducted. To Seller’s Best Knowledge, Seller has received all necessary approvals with regard to occupancy and maintenance of the Leased Real Property.

(d) There are no existing leases, subleases, tenancies or licenses of any portion of the Leased Real Property between Seller and any non-Affiliate.

(e) Each lease of any portion of the Leased Real Property, and each lease, license, rental agreement, contract of sale or other agreement to which Personal Property is subject, is valid and enforceable against Seller and to Seller’s Knowledge, lessor. Seller has performed all material obligations imposed on it thereunder, and neither Seller nor, to the Best Knowledge of Seller, any other party thereto is in material default thereunder in any material respect, nor is there any event that with notice or lapse of time, or both, would constitute a material default thereunder by Seller or, to the Best Knowledge of Seller, any other party thereto. Seller has not received notice, and Seller is not otherwise aware, that any party to any such lease, license, rental agreement, contract of sale or other agreement intends to cancel, terminate or refuse to renew the same or to exercise or decline to exercise any option or other right thereunder. To Seller’s Knowledge, no Leased Real Property or Personal Property is subject to any lease, license, contract of sale or other agreement that could reasonably be expected to have a material adverse effect on the business, properties or financial condition of the Business.

(f) Except for (1) assessments for Taxes not yet due and payable, (2) mechanics’, materialmen’s, carriers’ and other similar liens securing indebtedness that is in the aggregate less than $10,000, is not yet due and payable, and was incurred in the ordinary course of business, (3) the Encumbrances set forth on Schedule 5.9(f), and (4) the Permitted Encumbrances, the Personal Property is free and clear of all liens, mortgages, pledges, deeds of trust, security interest, conditional sales agreements, charges, encumbrances and other adverse claims or interests of any kind.

(g) Seller is not in default under any material covenant, condition, restriction, easement, right-of-way or governmental approval relating to the Leased Real Property.

5.10 Equipment. The machinery, equipment, furniture and other physical assets included in the Assets do not, to Seller’s Best Knowledge, have any structural defects, are in good operating condition and repair (normal wear and tear excepted) and are adequate for the conduct of the Business as currently conducted and, to Seller’s Best Knowledge, they conform to and are free of any building, fire or other violations under all applicable zoning, pollution, health and safety and other laws, statutes, rules, ordinances and regulations. During the past three years there has not been any significant interruption in the conduct of the Business, including, but not limited to, the operation of the Facilities, due to the malfunctioning of any such Assets. Except for those items specifically listed in the Disclosure Memorandum as Excluded Assets, either by item or category, no machinery, equipment, furniture or physical assets (except for immaterial items or items replaced in the ordinary course of business) other than those listed in Schedule 2.1(a) are used or required by Seller in the conduct of the Business as currently conducted including, but not limited to, the operation of the Facilities.

5.11 Environmental and Safety Matters. Except as set forth on Schedule 5.11 of the Disclosure Memorandum:

(a) There are no Judgments pending or, to Seller’s Best Knowledge, threatened Claims against the Seller (1) that require or seek damages, injunctive relief or any other remedy under any Environmental and Safety Law, or that could result in any liability under any Environmental and Safety Law, or (2) that require or seek any Remedial Action, or (3) that require or seek Seller’s performance of any work, repairs, construction or capital expenditures pursuant to any Environmental and Safety Law, in each case with respect to the Facilities, or with respect to properties currently or previously owned or leased by Seller or by any third party acting on Seller’s behalf and related to the Business. To Seller’s Best Knowledge, there are no conditions, circumstances, activities, practices, events, plans or actions that could prevent the compliance or continued compliance with, or that could result in any liability of Seller under, any Environmental and Safety Laws, or that could otherwise form the basis under any Environmental and Safety Laws of any past, present or future Claims against Seller, related to the manufacture, generation, processing, distribution, use, treatment, handling, storage, disposal, transport or abandoning of Hazardous Materials on, at, around or under the Facilities, or the emission, discharge, spill, migration, release, disposal or placing of Hazardous Materials, or the threat of the same, into the Environment on, at, around or under the Facilities.

(b) To Seller’s Best Knowledge, the Facilities and properties currently or previously leased by Seller, or by any third party acting on Seller’s behalf and related to the Business, are not and were not used by Seller for the treatment, storage or disposal of Hazardous Materials. Seller, nor any third party acting on Seller’s behalf, has transported or arranged for the transportation of any Hazardous Materials from the Facilities or from properties currently or previously leased by Seller. To Seller’s Best Knowledge, there are no Claims related to the disposal of Hazardous Materials nor is there any basis for any such Claims.

(c) To Seller’s Best Knowledge, there are no facts material to Buyer’s evaluation of the status of the Business or the Facilities with respect to material compliance with Environmental and Safety Laws, and to Seller’s Best Knowledge, there are no conditions that now or in the future would require Remedial Action to achieve such material compliance.

5.12 Contracts.

(a) Schedule 5.12 contains a complete and accurate list of all material Contracts and, in the case of any oral Contracts, Schedule 5.12 contains an accurate description of the material terms thereof) relating to the Products, the Assets or the Business (excluding the leases for the Leased Real Property, which are subject to Section 5.9), to which Seller is a party or by which it is in any way affected or bound (except, with respect to Sections 5.12(d)(1) and 5.12(d)(8) below, for Contracts that do not meet either the applicable dollar or time threshold including, without limitation, security agreements, conditional sale agreements, instruments relating to the borrowing of money and broker or distributorship agreements. For the purposes of this Section 5.12, the term “material” shall have the meaning set forth in Sections 5.12(d)(1) through 5.12(d)(8) below.

(b) All of the Contracts listed on Schedule 5.12 are valid and in full force and effect, Seller has performed all material obligations imposed on it thereunder, and there are not, under any of such Contracts, any defaults or events of default on the part of Seller or, to Seller’s Best Knowledge, any other party thereto, that would materially adversely affect the business, assets or financial condition of the Business or that could reasonably be expected to materially adversely affect the business prospects of the Business.

(c) With respect to the Contracts listed on Schedule 5.12, Seller has not received written notice nor is Seller otherwise aware that any party to any such Contract intends to cancel, terminate or refuse to renew such Contract or to exercise or decline to exercise any option under any Contract or right thereunder

(d) Material Contracts:

(1) all Contracts for the purchase or sale of Products, supplies, machinery, equipment, services or other tangible or intangible property, in each case involving the payment or receipt by Seller of Two Hundred Fifty Thousand Dollars ($250,000) or more in the case of any single Contract, or providing for performance, regardless of dollar amount, over a period of one year or more;

(2) all sales agency or distributorship Contracts or franchises;

(3) all Contracts providing for the manufacture, packaging, storage or distribution of Products or the performance of manufacturing, packaging, storage or distribution services by or for Seller;

(4) all Contracts providing for the services of consultants or independent contractors, including, but not limited to, Contracts relating to research, development, advertising or promotion;

(5) all Contracts relating to trade names, trademarks, service marks, copyrights, or applications for any of the foregoing, or inventions, formulas, processes, technology, know-how, trade secrets, technical information or other intellectual property rights, including, but not limited to, the Intellectual Property;

(6) all Contracts that contain restrictions on Seller’s ability to conduct the Business relating to noncompetition provisions or guaranteed performance or payments;

(7) all Contracts pursuant to which Seller derives more than 5% of its revenues or profits (based upon Seller’s revenues or profits in calendar 2004); and

(8) all other Contracts relating to the Products, the Assets or the Business that involve the payment or receipt by Seller of Two Hundred Fifty Thousand Dollars ($250,000) or more in the case of any single Contract, or providing for performance, regardless of dollar amount, over a period of one year or more.

(e) To the Best Knowledge of Seller, there are no obligations that remain to be performed by Seller under any material Contract contained in the Assets that could not be fulfilled by Seller.

5.13 Claims and Legal Proceedings. Except as specifically set forth in Schedule 5.13, there are no Claims pending or, to Seller’s Best Knowledge, threatened against Seller or any Employee Benefit Plan (except for benefit claims submitted by employees in the normal course) with respect to the operation of the Business, before or by any court or other Governmental Body or nongovernmental department, commission, board, bureau, agency, instrumentality, arbitrator, arbitration panel or any other Person. To Seller’s Best Knowledge, there is no valid basis for any Claim, other than as specifically set forth in Schedule 5.13, materially adverse to the Business or any Employee Benefit Plan, by or before any Governmental Body or nongovernmental department, commission, board, bureau, agency or instrumentality, or any other Person. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which Seller with respect to the operation of the Business or any Employee Benefit Plan is a party, that involve the transactions contemplated herein or that would alone or in the aggregate have a material adverse effect on the business, assets or financial condition of the Business or that could reasonably be expected to have a material adverse effect on the business prospects of the Business.

5.14 Labor Matters. Except as set forth in Schedule 5.14, there are no disputes, material employee grievances or material disciplinary actions pending or, to Seller’s Best Knowledge, threatened between Seller and any employees of Seller who are employed at the Business (collectively, the “Relevant Employees”). Seller, with respect to the Relevant Employees, has complied in all material respects with all provisions of all laws relating to the employment of labor and has no liability for any arrears of wages or Taxes or penalties for failure to comply with any such laws. Seller has no knowledge of any organizational efforts presently being made or threatened by or on behalf of any labor union with respect to any Relevant Employees.

Except as specifically set forth in Schedule 5.14, Seller, with respect to the Relevant Employees, is not a party to any:

(a) management, employment or other contract providing for the employment or rendition of executive services;

(b) employment contract that is not terminable without penalty by Seller on 30 days’ notice;

(c) bonus, incentive, deferred compensation, severance pay, pension, profit-sharing, retirement, stock purchase, stock option, employee benefit or similar plan, agreement or arrangement;

(d) collective bargaining agreement or other agreement with any labor union or other employee organization (and no such agreement is currently being requested by, or is under discussion by management of Seller with, any group of employees or others); or

(e) other employment contract or other compensation agreement or arrangement, oral and written, affecting or relating to current or former employees of the Business, including but not limited to loan agreements, advancements of expenses and similar arrangements.

All such contracts and other agreements and arrangements set forth in Schedule 5.14 are valid, in full force and effect, Seller has performed all material obligations imposed on it thereunder, and there are not under any of such contracts, agreements or arrangements, any defaults or events of default by Seller or, to its knowledge, any other party thereto that would materially adversely affect the business, assets or financial condition of the Business, that materially adversely affect the relationship of Seller or Buyer with the Relevant Employees or that could reasonably be expected to materially adversely affect the business prospects of the Business.

From January 1, 2000 to and including the Closing Date, Seller has not made any loans to any officer or employee of Seller employed in the Business, except as set forth on Schedule 5.14.

5.15 Patents, Trademarks and Intellectual Property.

(a) Except for the Third Party Technologies (as defined in Section 5.15(c)), Seller owns or is licensed and has rights, free and clear of Encumbrances, in and to the following as required to conduct the Business as now conducted: (a) all products, Tools (as defined in Section 5.15(b)), computer programs, specifications, source code, object code, graphics, devices, techniques, algorithms, methods, processes, procedures, formulae, drawings, designs, improvements, discoveries, concepts, user interfaces, software, development and other tools, content, inventions (whether or not patentable and whether or not reduced to practice), know-how, concepts and other technology that are now, or during the two years prior to the date of this Agreement have been, or currently are proposed to be, developed, produced, used, marketed or sold by Seller, and any updates, enhancements, improvements corrections, modifications, to any of the foregoing (collectively, all of the foregoing constitute the “Technology-Related Assets”); (b) any intellectual property and other proprietary rights in the Technology-Related Assets, including, without limitation, any trade secrets, domestic and foreign letters patent, and the registrations, applications, renewals, extensions and continuations (in whole or in part) thereof. The Technology Related Assets, excluding the Third Party Technologies (as defined in Section 5.15(c) below), is sometimes referred to herein as (the “Seller Technology”).

(b) Schedule 5.15(b) sets forth a list of all products and tools developed, produced, used, marketed or sold by Seller during the two years prior to the date of this Agreement, together with all prior versions, predecessors or precursors to such products or tools (collectively, the “Tools”).

(c) Schedule 5.15(c) sets forth a list of all Third-Party Licenses (defined herein) and the Technology-Related Assets used in the Business for which Seller does not own all right, title and interest (collectively, the “Third Party Technologies”) but has license agreements or other contracts pursuant to which Seller has the right to use (in the manner used by Seller, or intended or necessary for use with Seller Technology) the Third Party Technologies (the “Third Party Licenses”), indicating, with respect to each of the Third Party Technologies listed therein, the owner thereof and the Third Party License applicable thereto. Except to the extent of any patent that is outside of the Best Knowledge of Seller, and except as set forth on Schedule 5.15(c), Seller has the lawful right to use (free of any material restriction not expressly set forth in the Third Party Licenses) (a) all Third Party Technology that is incorporated in or used in the development or production of Seller Technology and (b) all other Third Party Technology necessary for the conduct of the Business as now conducted in any written materials furnished by Seller to Buyer. All Third Party Licenses are valid, binding and in full force and effect. To the Best Knowledge of Seller, each other party thereto has performed in all material respects its obligations thereunder, and neither Seller nor, to the Best Knowledge of Seller, any other party thereto is in default thereunder, nor to the Best Knowledge of Seller has there occurred any event or circumstance that with notice or lapse of time or both would constitute a default or event of default on the part of Seller or, to the Best Knowledge of Seller, any other party thereto or give to any other party thereto the right to terminate or modify any Third Party License. Seller has not received notice that any party to any Third Party License intends to cancel, terminate or refuse to renew (if renewable) such Third Party License or to exercise or decline to exercise any option or right thereunder.

(d) Schedule 5.15(d) sets forth a list of all trademarks, trade names, brand names, service marks, trade dress, trade designs, logos or other identifiers for the Products or otherwise used by Seller in its business (the “Marks”). To the Best Knowledge of Seller, Seller has full legal and beneficial ownership, free and clear of any Encumbrances, of all rights conferred by use of the Marks in connection with the Products or otherwise in the Business, including any goodwill associated therewith and any rights and causes of action for infringement, misappropriation, misuse, dilution or unfair trade practices associated therewith, and, as to those Marks that have been registered in the United States Patent and Trademark Office, by federal registration of the Marks.

(e) Schedule 5.15(e) sets forth all Seller’s patents, patent applications, copyright registrations (and applications therefor) and trademark registrations (and applications therefor) (collectively, the “IP Registrations”), including, all IP Registrations associated with Seller Technology and the Marks. Seller owns all right, title and interest, free and clear of any Encumbrances, in and to the IP Registrations. Schedule 5.15(e) also sets forth any other rights in or to any copyrights (registered or unregistered), rights in any other marks (registered or unregistered), other trade secret rights, and other intellectual property rights (including, without limitation, rights of enforcement), contained or embodied in Seller Technology and the Marks (collectively, the “IP Rights”) known to be owned by Seller.

(f) Seller has not conducted the Business, and has not used or enforced (or, to its knowledge, failed to use or enforce) the IP Rights, in a manner that would result in the abandonment, cancellation or unenforceability of any item of the IP Registrations, and Seller has not taken (or, to the knowledge of Seller, failed to take) any action that would result in the forfeiture or relinquishment of any IP Registrations, in each case where such abandonment, cancellation, unenforceability, forfeiture or relinquishment would have a material adverse effect. Excluding such rights as are normal and inherent in the lease, licensing, placement, or sale of Products in the ordinary course of the Business, Seller has not granted to any third party any rights or permissions to use any of the Seller Technology or the IP Rights. To the best of the knowledge of Seller, except pursuant to reasonably prudent safeguards and excluding such access as is normal and inherent in the lease, licensing, placement, or sale of Products in the ordinary course of the Business, (a) no third party has received any confidential information relating to the Technology or the IP Rights and (b) Seller is not under any contractual or other obligation to disclose to any third party any Seller Technology.

(g) Seller has not received any notice or claim (whether written, oral or otherwise) challenging (i) Seller’s ownership or rights in the Technology-Related Assets or the IP Rights or claiming that any other person or entity has any legal or beneficial ownership with respect thereto or (ii) the validity or enforceability of any of the IP Rights. To the knowledge of Seller, no other person or entity is infringing or misappropriating any part of the IP Rights or otherwise making any unauthorized use of the Technology-Related Assets.

(h) Except for any trademark or patent that is outside of the Best Knowledge of Seller, the use of any of (a) the Technology-Related Assets in the Business as it is presently conducted does not and will not infringe, violate or interfere with or constitute an appropriation of any right, title or interest (including, without limitation, any patent or trademark to the Best Knowledge of Seller, copyright or trade secret right) held by any other person or entity, and there have been no claims made with respect thereto; and (b) the use of any of the Marks and other IP Rights in Seller’s Business as presently conducted does not and will not infringe, violate or interfere with or constitute an appropriation of any right, title or interest (including, without limitation, any patent or trademark to the Best Knowledge of Seller, copyright, or trade secret right) held by any other person or entity, and there have been no claims made with respect thereto. Seller has not received any notice or claim (whether written, oral or otherwise) regarding any infringement, misappropriation, misuse, abuse or other interference with any third party intellectual property or proprietary rights (including, without limitation, infringement of any patent, copyright, trademark or trade secret right of any third party) by Seller, the Technology-Related Assets, or the Marks or other IP Rights, or claiming that any other entity has any claim of infringement with respect thereto.

(i) Excluding such rights and access as are normal and inherent in the lease, licensing, placement, or sale of Products in the ordinary course of the Business, Seller (a) has not disclosed any source code regarding the Technology-Related Assets to any person or entity, other than an employee of Seller, who is not under a written nondisclosure agreement; (b) has at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential information relating to the Technology-Related Assets; (c) is not, nor is any escrow agent, under any contractual or other obligation to disclose the source code or any other proprietary information included in or relating to the Technology-Related Assets; and (d) has not deposited any source code relating to the Technology-Related Assets into any source code escrows or similar arrangements. If Seller has deposited any source code to the Technology into source code escrows or similar arrangements, no event has occurred that has or could reasonably form the basis for a release of such source code from such escrows or arrangements.

(j) The Technology-Related Assets are free from known material defects and substantially conforms to the applicable specifications, documentation and samples of such Technology.

(k) Schedule 5.15(k) sets forth a list of all Internet domain names used by Seller in the Business (collectively, the “Domain Names”). Seller has a valid registration and all material rights (free of any material restriction) in and to the Domain Names, including, without limitation, all rights necessary to continue to conduct the Business as it is currently conducted.

(l) Seller has not entered into any agreement or offered to indemnify any Person against any charge of infringement by the Technology-Related Assets or IP Rights, or any other intellectual property or right. Seller has not entered into any agreement granting any Person the right to bring any infringement action with respect to, or otherwise to enforce, any of the Technology-Related Assets or IP Rights.

(m) To the Seller’s Best Knowledge, none of Seller’s officers, employees, consultants, distributors, agents, representatives or advisors has entered into any agreement regarding (1) know how, trade secrets, or assignment of rights in inventions with respect to the Seller Technology, whether written or oral, with any Person other than Seller, or (2) prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, whether written or oral, with any Person other than Seller.

(n) Seller has the exclusive right to use the MRM Commission System as currently used by Seller in the conduct of the Business and such use by Seller does not infringe, violate or interfere with or constitute an appropriation of any right, title or interest held by any other Person.

5.16 Accounts and Other Receivables. There are no accounts receivable of the Business except as reflected in the unaudited interim balance sheet for the Business as of July 31, 2005 or as otherwise incurred in the ordinary course of business since July 31, 2005 or as set forth on Schedule 5.16, an updated copy of which Schedule will be delivered to Buyer at Closing.

5.17 Inventory. Seller’s Inventory consists of spare parts for its amusement and vending machines and merchandise and plush items to be used in such machines. All items in the Inventory reflected in the 2004 Balance Sheet or as currently owned by Seller for use in the operation of the Business have been valued in accordance with GAAP and are of a quality and quantity usable and/or salable, leasable or licensable in the ordinary course of business, except for Inventory in an aggregate amount not exceeding $10,000, that may not be saleable in the ordinary course of business.

(a) Except for Inventory in an aggregate amount not exceeding $10,000, the Inventory of finished Products to be transferred to Buyer hereunder meets Seller’s current specifications and consists of items of a quality and quantity that are saleable, leasable or licensable in the ordinary course of the Business as currently conducted by Seller, and all Inventory to be transferred to Buyer hereunder consists of items of a quality and quantity that are usable in the ordinary course of the Business as currently conducted by Seller and appropriate for their intended use, including, where applicable, processing into inventories of finished Products.

(b) Schedule 5.17 sets forth Seller’s Inventory in machines at customer locations and an estimate of the remaining Inventory in Leased Real Property, each as of June 30, 2005.

(c) Seller is not aware of any material adverse condition affecting the quality or supply of supplies, parts and other materials available to Seller that are necessary to service the Products or are otherwise used in the Business.

5.18 Licenses, Permits, Authorizations, etc. To its Best Knowledge, Seller has received all currently required governmental approvals, authorizations, consents, licenses, orders, registrations and permits of all agencies, whether federal, state, local or foreign, related to the operation of the Business, except such approvals, authorizations, consents, licenses, orders, registrations and permits the failure to obtain which will not, in the aggregate, have a material adverse effect on the operation of the Business or which could reasonably be expected to have a material adverse effect on the business prospects of the Business. Schedule 2.1(e) contains a complete and accurate list of such governmental approvals, consents, licenses, orders, registrations and Permits of Seller and other Permits (which although transferred to Seller by GCB, currently remain in the name of GCB in Governmental Body records) related to the operation of the Business.

5.19 No Adverse Events. Except for facts or circumstances that apply to the industry as a whole in which the Business operates, Seller has no knowledge of any current facts or circumstances that materially hinder or materially adversely affect, or in the future are reasonably likely to materially hinder or materially adversely affect, the Assets or the conduct, business, operations, properties, condition (financial or otherwise) of the Business. Other than employee attrition, since the Balance Sheet Date there has not been any material adverse change in or any event, condition or contingency or any damage, destruction or loss (whether or not covered by insurance) that may result in any material adverse change in, the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business.

5.20 Product Warranties. Schedule 5.20 sets forth Seller’s warranties currently made with respect to the Products, and current policies with respect to returns of Products in the course of Seller’s conduct of the Business. Except as set forth in Schedule 5.20, Seller has not made any express product warranties in connection with the sale, lease or license of the Products. Claims against Seller for warranty costs (individually or in the aggregate) with respect to the Products during each of the three 12-month periods ended December 31, 2004, 2003 and 2002 did not exceed Fifty Thousand Dollars ($50,000), and there are no outstanding or threatened Claims for any such warranty costs that would exceed Fifteen Thousand Dollars ($15,000) (individually or in the aggregate). As used above, the term “warranty costs” shall mean costs and expenses associated with correcting, returning or replacing defective or allegedly defective Products, whether such costs and expenses arise out of Claims sounding in warranty, contract, tort or otherwise.

5.21 Compliance With Law. Seller, to its Best Knowledge, is and has been in material compliance with all laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body and all Judgments applicable to the ownership or operation of the Assets or the Facilities, the conduct of the Business or the sale of the Products. Except as set forth in Schedule 5.21, Seller has not received any notice of any alleged violation in the last three years that has not been remedied, nor is Seller aware of any basis for any claim of any such violation, of any such law, statute, rule, ordinance, regulation or Judgment. To Seller’s Best Knowledge, there is no law, statute, rule, ordinance or regulation promulgated by any Governmental Body or any Judgment that materially and adversely affects or is reasonably expected to materially and adversely affect the ability of Seller to own or operate the Assets or the Facilities or to conduct the Business (including, but not limited to, the use, marketing, promotion, sale or distribution of the Products) in the same manner as heretofore and currently owned, operated or conducted.

5.22 Permits and Qualifications. The Permits of Seller and other Permits in the name of GCB related to the operation of the Business in Schedule 2.1(e) are listed with their expiration dates and are in full force and effect. Seller is and has been in compliance in all material respects with all such Permits, and Seller has not received any notice of any alleged violation (whether past or present and whether remedied or not) of, nor any threat of the suspension, revocation, modification, invalidity or limitation of, any such permit, except as set forth on Schedule 2.1(e), nor is Seller aware of any basis for any claim of any such violation or any such threat. Seller shall cause GCB to transfer to Buyer at Closing any and all rights Seller may have in any of the Permits.

5.23 Insurance. Seller has, with respect to the Business, maintained insurance protection against all liabilities, Claims and risks and in such amounts as is customary for companies engaged in the same or a similar business similarly situated to maintain.

5.24 Employee Benefit Plans.

(a) All Employee Benefit Plans are listed on Schedule 5.24(a). Seller has delivered to Buyer true and complete copies (or, in the case of any unwritten Employee Benefit Plans, descriptions) of all Employee Benefit Plans (and all amendments thereto), along with, to the extent applicable, (1) the most recent annual report (Form 5500 series) (or, in the case of the Assumed Plans, the three most recent annual reports) filed with respect to such Employee Benefit Plan, (2) the most recent summary plan description and all summaries of material modifications thereto, distributed with respect to such Employee Benefit Plan, (3) all contracts and agreements (and any amendments thereto) relating to the Assumed Plans, including, without limitation, all insurance contracts and service provider agreements; and (4) the most recent determination letter issued by the Internal Revenue Service with respect to such Employee Benefit Plan.

(b) With respect to each Assumed Plan: (1) such Assumed Plan was properly and legally established; (2) such Assumed Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable requirements of all applicable laws, statutes, orders, rules and regulations, including, without limitation, ERISA and the Code; (3) Seller, all ERISA Affiliates and, to Seller’s Best Knowledge, all other Persons (including, without limitation, all fiduciaries) have, at all times and in all material respects, properly performed all of their duties and obligations (whether arising by operation of law or by contract) under or with respect to such Assumed Plan, including, without limitation, all reporting, disclosure and notification obligations; (3) all returns, reports (including, without limitation, all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other material disclosures relating to such Assumed Plan required to be filed with any Governmental Body or distributed to any Assumed Plan participant have been properly prepared and duly filed or distributed in a timely manner; (4) none of Seller, any ERISA Affiliate or, to Seller’s Best Knowledge, any fiduciary of such Assumed Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable law; (5) to Seller’s Best Knowledge, no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; (6) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Assumed Plan for periods ending on or before the Closing Date (including premiums for coverage through the Closing Date) have been or will be timely paid; (7) there has been no amendment, interpretation or other announcement (written or oral) by Seller, any ERISA Affiliate or, to Seller’s Best Knowledge, any other Person relating to, or change in participation or coverage under, such Assumed Plan that could materially increase the expense of maintaining such Assumed Plan (or the Assumed Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements; and (8) neither Seller nor any ERISA Affiliate has incurred, and there are no existing circumstances in connection with which the Seller, any ERISA Affiliate or Buyer could incur, directly or indirectly, any material liability or expense with respect to such Assumed Plan that would not be customarily associated with the sponsorship and administration of such Assumed Plan.

(c) Neither Seller nor any ERISA Affiliate sponsors, maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (1) a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (2) a multiple employer plan within the meaning of Section 413 of the Code or Section 4063 or 4064 of ERISA, (3) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, or (4) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(d) Each Group Health Plan sponsored, maintained, provided, administered or contributed to by Seller or any ERISA Affiliate is, and at all times since inception has been, maintained, administered and operated in compliance in all material respects with all applicable requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA, Section 4980B(f), 9801, 9802 and 9803 of the Code and all other applicable laws, statutes, orders, rules and regulations relating to the provision or continuation of health insurance coverage or other welfare benefits (within the meaning of Section 3(1) of ERISA). Seller, each ERISA Affiliate and, to Seller’s Best Knowledge, each other Person has, at all times and in all material respects, properly performed all of his, her or its duties and obligations (whether arising by operation of law or by contract) under or with respect to each such group health plan, including, without limitation, any notification obligations imposed under Parts 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B(f) or 9801(e) of the Code.

(e) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of Seller, threatened with respect to (or against the assets of) any Assumed Plan, nor, to the knowledge of Seller, is there a basis for any such action, suit or claim. No Assumed Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Body, and, to the knowledge of Seller, no such action is contemplated or under consideration by any Governmental Body.

(f) Schedule 5.24(f) contains a complete and accurate list of all individuals who have elected (or who are eligible to elect) to continue their coverage under Seller’s medical, dental, vision or other group health plan in accordance with Section 4980B(f) of the Code (“COBRA”) or similar state law.

5.25 Reserved.

5.26 Brokerage. Seller has not retained any broker or finder in connection with the transactions contemplated by this Agreement. Any brokerage or finder’s fee due to any broker or finder in violation of the foregoing representation shall be paid by Levine.

5.27 Absence of Questionable Payments. None of Seller or any director, officer, agent, employee or other Person acting on behalf of Seller has used, to Seller’s Best Knowledge, any of the Business’s funds for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to any government official or other Person, to the extent that any such use of funds would, in the aggregate, be material to the business of the Business. Seller believes that the Business has adequate financial controls to prevent such improper or unlawful contributions, payments, gifts, entertainment or expenditures, to the extent that any such use of funds would, in the aggregate, be material to the Business. None of Seller or any director, officer, agent, employee or other Person acting on behalf of Seller has accepted or received, to the Seller’s Best Knowledge, any improper or unlawful contributions, payments, gifts or expenditures in connection with the operation of the Business that would, in the aggregate, be material to the Business.

5.28 Customers and Suppliers. To the Best Knowledge of Seller, (a) no customer or supplier of Seller relating to the Business is involved in, threatened with or affected by, any Claim, Judgment or circumstances that may materially and adversely affect the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business, (b) no customer or supplier of Seller relating to the Business has notified Seller that it intends to terminate its relationship with Seller, and (c) to Seller’s Best Knowledge, the consummation of the transactions contemplated by this Agreement and the Transaction Documents would not reasonably be expected to materially adversely affect the post-Closing relationship of Buyer with any customer or supplier of Seller relating to the Business. No customer or supplier of Seller relating to the Business has during the last 12 months decreased or limited materially, or threatened to decrease or limit materially, its lease or license of Seller’s Products, or its supply of materials or services to Seller, as the case may be. Schedule 5.28 lists for the period from January 1, 2003 to December 31, 2004 (a) each customer of Seller who accounted for 3% or more of the revenues of the Business and the amount of the revenues received by Seller from each such customer during such period; and (b) each supplier of Seller who accounted for 3% or more of the cost of vending during such period, and the amount of the payments made to each such supplier for such materials and services purchased from each such supplier during such period.

5.29 Assets Complete. Except for the Excluded Assets, the Assets to be transferred to Buyer pursuant to this Agreement and the Transaction Documents include all the assets and rights used by Seller in connection with the use, marketing, promotion, sale and distribution of the Products, and the operation of the Assets and the Facilities in connection with the Business, in the same manner as currently conducted by Seller. The execution and delivery of the Transaction Documents by the parties and the payment by Buyer to Seller of the Aggregate Purchase Price of the Assets set forth in Section 3.1 will result, subject to obtaining the Consents and Approvals set forth in Schedule 5.5 and to the qualifications set forth in Section 5.31 below, in Buyer’s immediate acquisition of good, valid and marketable title to the Assets, free and clear of any Encumbrance, except for the Permitted Encumbrances.

5.30 Full Disclosure. No information furnished by Seller or Levine to Buyer in this Agreement (including, but not limited to, the Financial Statements and all information in the Schedules to the Disclosure Memorandum) is, to Seller’s Best Knowledge, false or misleading in any material respect. In connection with such information and with this Agreement and the transactions contemplated hereby, to Seller’s Best Knowledge, Seller has not made any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made or information delivered, in the light of the circumstances under which they were made, not misleading.

5.31 No Other Representations or Warranties. Except as expressly provided in this Section 5 and in Section 6 as to Levine, and except as contained in any Transaction Document provided by Seller or Levine in connection herewith, neither Seller nor Levine has made any other representations or warranties to Buyer under or in connection with this Agreement.

6. Representations and Warranties of Levine

To induce Buyer to enter into and perform this Agreement, Levine represents and warrants to Buyer (which representations and warranties shall survive the Closing as provided in Section 13) all as follows in this Section 6:

6.1 Transaction Documents. Levine has full power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery by Levine of this Agreement and the Transaction Documents to which it is a party, the performance by Levine of its obligations hereunder and thereunder and the consummation by Levine of the transactions contemplated hereby and thereby have been duly authorized by all necessary action. This

Agreement constitutes a valid and binding obligation of Levine, enforceable against Levine in accordance with its terms except (i) as the same may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting generally the enforcement of creditors’ rights and by the effect of rules governing the availability of equitable remedies, and (ii) as rights to indemnity or contribution my be limited under applicable law or by principles of public policy thereunder. The Transaction Documents to which Levine is a party, when executed and delivered by Levine, will constitute valid and binding obligations of Levine, enforceable against Levine in accordance with their respective terms, subject to the exceptions noted in the immediately preceding sentence.

6.2 No Conflict. Neither the execution and delivery by Levine of this Agreement or the Transaction Documents to which Levine is a party, the performance by Levine of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will (a) violate, conflict with or result in any breach of any provision of Seller’s Articles of Organization, if applicable; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract or Judgment to which Levine is party or by which it is bound; or (c) to Levine’s Best Knowledge, violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body.

6.3 Accredited Investor. Levine is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

6.4 Real Estate Ownership. At Closing, Levine will be the sole owner of the real property leased pursuant to each of the Van Nuys Lease, the Arlington Heights Lease and the Chandler Lease.

7. Representations and Warranties with respect to Buyer and Coinstar

To induce Seller and Levine to enter into this Agreement, Buyer and Coinstar (solely with respect to Sections 7.6, 7.7, 7.8 and 7.9) represent and warrant to Seller and Levine (which representations and warranties shall survive the Closing as provided in Section 13) all as follows in this Section 7:

7.1 Organization, Good Standing, Power, etc. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority to own or lease and operate its assets and to carry on its business as it is now conducted.

7.2 Transaction Documents. Buyer and Coinstar have full corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which each is a party and perform their respective obligations hereunder and thereunder. The execution and delivery by Buyer and Coinstar of this Agreement and the Transaction Documents to which each is a party, the performance by Buyer and Coinstar of their respective obligations hereunder and thereunder and the consummation by Buyer and Coinstar of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of Buyer and Coinstar, enforceable against Buyer and Coinstar in accordance with its terms except (i) as the same may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting generally the enforcement of creditors’ rights and by the effect of rules governing the availability of equitable remedies, and (ii) as rights to indemnity or contribution my be limited under applicable law or by principles of public policy thereunder. The Transaction Documents to which Buyer and Coinstar is a party, when executed and delivered by Buyer and Coinstar, will constitute valid and binding obligations of Buyer and Coinstar, enforceable against Buyer and Coinstar in accordance with their respective terms, subject to the exceptions noted in the immediately preceding sentence.

7.3 No Conflict. Neither the execution and delivery by Buyer and Coinstar of this Agreement or the Transaction Documents to which Buyer and Coinstar is a party, the performance by Buyer and Coinstar of their respective obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will (a) violate, conflict with or result in any breach of any provision of Buyer or Coinstar’s certificate of incorporation or by-laws; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract or Judgment to which Buyer or Coinstar is party or by which it is bound; or (c) to the Best Knowledge of Buyer and Coinstar, violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body.

7.4 Claims and Legal Proceedings. There are no Claims pending or, to the Best Knowledge of Buyer or Coinstar, threatened against Buyer or Coinstar, before or by any Governmental Body or nongovernmental department, commission, board, bureau, agency or instrumentality, or any other Person, and there are no outstanding or unsatisfied Judgments or stipulations to which Buyer or Coinstar is a party that involve the transactions contemplated herein or that would alone or in the aggregate have a material adverse effect on the business, business prospects, assets or financial condition of Buyer or Coinstar.

7.5 Brokerage. Buyer has not retained any broker or finder in connection with the transactions contemplated by this Agreement. Any brokerage or finder’s fee due to any broker or finder in violation of the foregoing representation shall be paid by Buyer.

7.6 Shares. The Shares to be issued pursuant to the terms of this Agreement have been adequately reserved and will, when issued, be validly issued, fully paid and non-assessable and not subject to preemptive or other similar rights.

7.7 Absence of Certain Changes or Events. Except as disclosed in the Coinstar SEC Documents, since July 31, 2005, Coinstar has conducted its business in the ordinary course of business consistent with past practice, and there has not been: (a) as of the date hereof, any changes, events or conditions with respect to Coinstar that has had or is reasonably likely to have a material adverse effect on Coinstar and its subsidiaries, taken as a whole; (b) any amendment of any material term of any outstanding equity security of Coinstar or any subsidiary; (c) any material damage, destruction, loss, whether or not covered by insurance; or (d) any change in accounting methods, principles or practices by Coinstar materially affecting its assets, liabilities, or business, except insofar as may have been required by a change in GAAP.

7.8 SEC Documents. Coinstar (and each of its predecessors, if any) has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (“SEC”) since January 1, 2004 (such documents, together with all exhibits and schedules thereto and documents incorporated by reference therein collectively referred to herein as the “Coinstar SEC Documents”). As of their respective dates, the Coinstar SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Coinstar SEC Documents, and none of the Coinstar SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Coinstar included in the Coinstar SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved and fairly present the consolidated financial position of Coinstar and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

7.9 Information Supplied. None of the information supplied or required to be supplied by Coinstar for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Buyer and Coinstar make no representation or warranty regarding information furnished or required to be furnished by or related to the Seller or Levine. All documents that Coinstar is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

7.10 No Implied Warranties. Buyer makes the specific representations and warranties contained in this Agreement; there are no implied representations or warranties. This Agreement and the Exhibits and Schedules hereto, taken as a whole, do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein as to Coinstar or Buyer not misleading.

8. Certain Covenants

8.1 Access. Prior to the Closing Date, Seller shall (1) give Buyer and its accounting, legal, business, environmental, engineering, intellectual property and other authorized representatives and advisors full access, during normal business hours, to all plants, offices, warehouses and other facilities and properties of Seller relating to the Products, the Assets and the Business, (2) furnish Buyer and its authorized representatives and advisors with all documents and information relating to the Products, the Assets and the Business as may be reasonably requested by Buyer and its authorized representatives and advisors, (3) permit Buyer and its authorized representatives and advisors to review all books, records and Contracts relating to the Products, the Assets and the Business as may be reasonably requested by Buyer and its authorized representatives and advisors, and make copies thereof, (4) make available Seller’s employees and advisors, including those responsible for the management of the Business, and cause Seller’s employees and advisors to furnish Buyer and its authorized representatives and advisors with data and other information with respect to the Products, the Assets and the Business as may be reasonably requested by Buyer and its authorized representatives and advisors, and discuss with Buyer and its authorized representatives and advisors the affairs of the Business, (5) subject to prior notice to Seller, facilitate, and accompany Buyer and its authorized representatives and advisors on, visits only to the four largest customers of the Business for the purpose of assisting Buyer in determining whether it will be able or given the opportunity to conduct the Business after the Closing with respect to such customers in the manner heretofore conducted by Seller or otherwise to qualify itself or its products or facilities for the purpose of so conducting the Business, and (6) fully cooperate with Buyer and its authorized representatives and advisors in their investigation and examination of the Products, the Assets and the affairs of the Business, in all of the foregoing instances, except as to the information to be provided by Seller at Closing pursuant to Section 5.28. No investigation, or receipt of information provided by or on behalf of Seller or review thereof by Buyer or its representatives or advisors shall diminish or obviate, or relieve Seller or Levine from, or affect Buyer’s ability or right to rely on, any of the representations, warranties, covenants and agreements of Seller or Levine contained in this Agreement and the Transaction Documents.

8.2 Assignment of Contracts.

(a) Seller shall assign to Buyer all of the right, title and interest of Seller in and under all Contracts and Permits that constitute any of the Assets, including but not limited to those listed in Schedules 5.12 and 2.1(e) (but not those relating to the Excluded Assets), and Buyer shall assume the liabilities and obligations of Seller arising under such Contracts and Permits after the Closing Date (but not those relating to the Excluded Assets); provided, however, that Buyer shall not succeed to or assume, and Seller shall be responsible for, any liability or obligation arising out of any or all of the following: (1) any breach by Seller of any such Contract or Permit or any failure by Seller to discharge or perform any liability or obligation arising on or prior to the Closing Date under any such Contract or Permit; (2) any Claim based on defective products, breach of product warranties or other product claims relating to Products manufactured, shipped or sold by Seller on or prior to the Closing Date; (3) any Claim resulting from any act or omission of Seller on or prior to the Closing Date; (4) any Claim relating to any Contract that is required under Section 5.12 to be listed in Schedule 5.12 but is not so listed; and (5) any of the Excluded Contracts.

(b) If any Contract constituting any of the Assets is not assignable by Seller to Buyer without the consent of a third party and is listed on Schedule 8.2(b), Seller shall use its best efforts to provide Buyer with such third-party consent prior to the Closing Date to the extent requested by and to the satisfaction of Buyer but such consent shall not be a condition for Closing. Buyer shall render such cooperation as is reasonably required to assist Seller in obtaining such third-party consent. To the extent permitted by applicable law, in the event consents to the assignment thereof cannot be obtained, such nonassignable Contracts shall be held, as of and from the Closing, by Seller in trust for Buyer and the covenants and obligations thereunder shall be performed by Buyer in Seller’s name and all benefits and obligations existing thereunder shall be for Buyer’s account. Seller shall take or cause to be taken at Seller’s expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of the nonassignable Contracts and to effect collection of money or other consideration that becomes due and payable under the nonassignable Contracts, and Seller shall promptly pay over to Buyer all money or other consideration received by it in respect of all nonassignable Contracts. If any such consent would reasonably necessitate any payment of consideration, Buyer and Seller will negotiate to equitably allocate the costs, recognizing on the one hand any additional value such payment would bring Buyer and on the other hand the value such payment would bring Seller.

8.3 Conduct of Business Prior to Closing. Except for actions taken with the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, from the date of this Agreement until the Closing Date, Seller shall conduct the Business in the ordinary course consistent with Seller’s past practice, and Seller shall:

(a) use its best efforts to maintain the Business intact, to market, promote, sell and distribute the Products consistently with Seller’s past practice, and to preserve the goodwill of the Business and present relationships with the customers and suppliers of the Business and others with whom the Business has business relations;

(b) maintain the Leased Real Property, buildings, structures and other improvements and machinery and equipment constituting any of the Assets in good operating condition and repair, reasonable wear and tear excepted;

(c) meet the contractual obligations of the Business and perform and pay its obligations as they mature in the ordinary course of business;

(d) make payments and filings required to continue the Intellectual Property and continue to prosecute and maintain all pending applications therefor in all jurisdictions in which such applications are pending;

(e) comply with all Judgments, all laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body and all Permits applicable to the conduct of the Business or the ownership or operation of the Assets or the Facilities, and maintain, and prosecute applications for, such Permits and pay all Taxes, assessments and other charges applicable thereto;

(f) promptly advise Buyer in writing of any material adverse change in the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business;

(g) not take any action, or omit to take any action, that would result in any of Seller’s representations and warranties made herein being inaccurate at the time of such action or omission as if made at and as of such time;

(h) give notice to Buyer promptly upon becoming aware of any material inaccuracy of any of Seller’s representations or warranties made herein or in the Disclosure Memorandum or of any event or state of facts that would result in any such representation or warranty being inaccurate at the time of such event or state of facts as if made at and as of such time (any such notice to describe such inaccuracy, event or state of facts in reasonable detail); and

(i) not solicit, approach or furnish information to any prospective buyer, or negotiate with any third party concerning the sale or transfer of the Assets, the Business or any part thereof, whether any of such actions are taken directly or indirectly, through a representative or otherwise.

8.4 Employee Matters. At least 5 days prior to the Closing, Buyer shall provide Seller with a list of employees that Buyer wishes to hire (collectively the “Rehired Employees”). Such list shall include not less than 70% of the employees employed by Seller as of the Closing Date. Except as provided below in this Section 8.4, Seller shall terminate the employment of all the Rehired Employees effective as of the Closing Date. Prior to the Closing, Seller and Buyer shall jointly prepare and approve a notice to be sent to the Rehired Employees as of the Closing Date, advising such Rehired Employees of the sale of the Business, their termination as Seller’s employees and Buyer’s offer of employment. Within 5 days following the Closing Date, if Buyer wishes to hire any employee of Seller who was not a Rehired Employee and such employee is still an employee of Seller at that time and not subject to any employment agreement which cannot be terminated without payment of any kind by Seller, Buyer shall so notify Seller, Seller shall terminate the employment of such employee, and Buyer shall offer employment to such employee. Buyer will hire the Rehired Employees on mutually agreeable terms and conditions as between Buyer and such employees and Seller shall not have any obligation or responsibilities in connection therewith. Buyer may hire the Rehired Employees as employees or independent consultants of Buyer. By agreeing hereunder to initially employ or engage such employees or consultants, Buyer does not agree to any specific term of employment or engagement, and all Rehired Employees employed as employees of Buyer will be employed as “at-will” employees. Buyer reserves the right to terminate such employees and consultants with or without cause after employing or engaging them. The seniority of any Rehired Employee employed by Buyer will include such employee’s term of service with Seller, and the Rehired Employees employed by Buyer will receive full health care benefits, consistent with the health care benefits currently offered by Seller, beginning immediately upon their employment with Buyer unless otherwise provided by the relevant benefit plan. Seller has no obligation to continue to employ after the Closing any person who is not a Rehired Employee.

8.5 COBRA. Buyer acknowledges that the selling group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-3(a)) of which Seller is a part (the “Selling Group”) will cease to offer a Group Health Plan to current or former employees of Seller after the Closing Date and, accordingly, Buyer agrees to be solely responsible for providing continuation coverage under COBRA, to those individuals who are M&A qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(a)) with respect to the transactions contemplated by this Agreement (collectively, the “M&A Qualified Beneficiaries”). Seller and the Selling Group agree to promptly provide Buyer with all information necessary or appropriate to enable Buyer to offer continuation coverage to such M&A Qualified Beneficiaries.

8.6 Covenants to Satisfy Conditions. Each party shall proceed with all reasonable diligence and use its reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent to the other party’s obligation to purchase or sell the Assets that are set forth in Section 9 or 10, as the case may be.

8.7 Notice and Cure. Notwithstanding any provision of this Agreement to the contrary, none of the parties to this Agreement shall be deemed to be in breach or default of any of their respective pre-Closing representations, warranties, obligations or covenants before the Closing Date, or their respective post-Closing obligations or covenants after the Closing Date, unless the non-breaching party provides notice of any such claimed breach or default and the breaching party fails to cure any such claimed breach or default within fifteen (15) days after notice thereof (except for (a) any payment breaches or defaults under Section 3.2(e) hereof which must be cured within five (5) days after notice thereof, and (b) any failure of conditions specified in Section 4.1(a) or Section 4.1(b) hereof which must be cured by the deadline specified therein).

8.8 Restrictions on Purchase and Sale of Common Stock. Seller and Levine agree that, from the date of this Agreement through Closing, neither Seller nor Levine will purchase, sell, contract to sell, transfer or otherwise dispose of Common Stock.

8.9 Preparation of Registration Statement. Within thirty (30) days following the Closing Date, Coinstar shall prepare and file with the SEC, and the parties hereto shall cooperate and use their commercially reasonable efforts to prepare and file, a registration statement on Form S-3 under the Securities Act, and any necessary amendments or supplements thereto, relating to the resale of the Shares to be issued by Coinstar to Levine under this Agreement (the “Registration Statement”). Each of Seller, Levine and Coinstar shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. After the Registration Statement has been declared effective, Coinstar shall use its commercially reasonable efforts to keep such Registration Statement effective for a period equal to two (2) years from the initial date that the SEC declares such Registration Statement effective (if such Registration Statement is not effective during any period within such one-year period, such one-year period shall be extended by the number of days that the Registration Statement is not effective). The Company represents and warrants that it is eligible to register the Shares on Form S-3 under the Securities Act. Coinstar shall also take such reasonable actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified) as may be required to be taken under any applicable state securities laws in connection with the filing and effectiveness of the Registration Statement and the resale of the Shares issued to Levine, and Coinstar shall furnish all information concerning Seller and Levine as may be reasonably requested in connection with any such action. Coinstar will notify Seller and Levine promptly of the receipt of any written or oral comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or for additional information and will supply Seller and Levine with copies of all correspondence between Coinstar, or any of its representatives, and the SEC or its staff, with respect to the Registration Statement. Coinstar shall advise Seller and Levine, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or when any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Shares issuable in connection with the Merger for offering or resale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time after Closing, any information relating to Seller, Levine or Coinstar, or any of their respective Affiliates, officers or directors, should be discovered by Seller, Levine or Coinstar which should be set forth in an amendment or supplement to the Registration

Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to Seller, Levine and Coinstar. Coinstar shall, prior to the effectiveness of the Registration Statement, file with Nasdaq a Notification for Listing of Additional Shares providing for inclusion for quotation on Nasdaq of the Shares in connection with the transactions contemplated under this Agreement and resalable subject to such Registration Statement and shall use its reasonable best efforts to cause the Shares to be approved for quotation on Nasdaq, subject to official notice of issuance, prior to the effectiveness of the Registration Statement.

8.10 ACMI Guaranty. In consideration of Seller’s sale and transfer of the Assets to Buyer, ACMI hereby agrees to guarantee and be jointly and severally liable with Buyer for all payment, confidentiality and indemnification obligations of Buyer under and in accordance with the terms of this Agreement.

8.11 Valuation. As soon as practicable following the date of this Agreement, but in no event later than five business days prior to the Closing, Buyer shall cause Deloitte & Touche or another accountant of national reputation to perform a valuation of the Fixed Assets as of the date of this Agreement

8.12 Assumed Plans.

(a) On or before the Closing Date, Seller shall provide Buyer with all information necessary or appropriate for Buyer to maintain and administer the Assumed Plans, including without limitation the names of the participants therein and their specific elections thereunder. Following the Closing Date, Seller shall promptly provide Buyer with such information as Buyer may reasonably request, and will otherwise cooperate with Buyer, to facilitate the maintenance and administration of the Assumed Plans.

(b) If the aggregate salary reductions (and other contributions) for the current plan year made by participants under the health care spending account and dependent care spending account portions of Seller’s Code Section 125 Plan (such accounts are referred to hereinafter, collectively, as the “FSAs”) on or before the Closing Date exceed the aggregate claims for the current plan year paid to such participants under the FSAs on or before the Closing Date, then, on (or as soon as administratively practicable after) the Closing Date, Seller shall make a cash payment to Buyer (or such other person as Buyer may designate) in an amount equal to such excess. If, on the other hand, the aggregate salary reductions (and other contributions) for the current plan year made by such participants under the FSAs on or before the Closing Date are exceeded by the aggregate claims for the current plan year paid to such participants under the FSAs on or before the Closing Date, then, on (or as soon as administratively practicable after) the Closing Date, Buyer shall make a cash payment to Seller (or such other person as Seller may designate) in an amount equal to such deficit. On or before the Closing Date, Seller shall provide Buyer with the calculation of the amount of the cash payment required to be made by Seller or Buyer pursuant to this Section 8.12.

9. Conditions Precedent to Obligations of Buyer

The obligation of Buyer to purchase the Assets at the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived by Buyer:

9.1 No Injunction or Litigation. As of the Closing Date, there shall not be any Claim or Judgment of any nature or type threatened, pending or made by or before any Governmental Body that questions or challenges the lawfulness of the transactions contemplated by this Agreement or the Transaction Documents under any law or regulation or seeks to delay, restrain or prevent such transactions.

9.2 Representations, Warranties and Covenants.

(a) (1) Except for the representations and warranties of Seller and Levine in Section 5.1 (Organization, Good Standing, etc.), Section 5.2 (Authority), Section 5.4(a) and 5.4(b) (Capitalization), and Section 6.1 (Transaction Documents), the representations and warranties of Seller and Levine made in this Agreement, the Transaction Documents and any certificate furnished pursuant hereto or thereto shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date; and (2) the representations and warranties of Seller and Levine in Section 5.1 (Organization, Good Standing, etc.), Section 5.2 (Authority), Section 5.4(a) and 5.4(b) (Capitalization), and Section 6.1 (Transaction Documents), the representations and warranties of Seller and Levine made in this Agreement, the Transaction Documents and any certificate furnished pursuant hereto or thereto shall be true, complete and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date;

(b) Each of the Seller and Levine shall have performed and complied with the covenants and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date; and

(c) Seller shall have delivered to Buyer a certificate dated the Closing Date certifying that the conditions specified in Sections 9.2(a) and 9.2(b) have been satisfied, signed by a duly authorized executive officer of the general partner of Seller.

9.3 No Adverse Changes. From the date of this Agreement to the Closing Date, there shall not have been any material adverse change in the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business taken as a whole and Seller shall have delivered to Buyer a certificate dated the Closing Date to the foregoing effect signed by a duly authorized partner of Seller.

9.4 [Reserved]

9.5 Delivery of Documents. Seller shall deliver the following documents, agreements and supporting papers to Buyer at the Closing, and the delivery of each shall be a condition to Buyer’s performance of its obligations to be performed at the Closing:

(a) an executed Bill of Sale, substantially in the form of Exhibit 2.5(a) hereto;

(b) a counterpart of the Assignment and Assumption Agreement relating to Contracts, substantially in the form of Exhibit 2.5(b) hereto executed by Seller;

(c) Lease Assignment and Assumption, substantially in the form of Exhibit 2.5(c) hereto, duly executed by all parties;

(d) a counterpart of the Escrow Agreement, substantially in the form of Exhibit 3.5 hereto executed by Seller and Levine;

(e) executed counterparts of the Assignment of Trademarks in substantially the form of Exhibit 9.5(e) hereto covering each of the trademarks described in Schedule 2.1(d), in due form for recordation with the appropriate Governmental Body;

(f) the originals (to the extent available) or copies of those Contracts referred to in Section 5.12 and those Permits referred to in Section 2.1(e);

(g) if applicable, executed nonforeign certificates in accordance with Section 1445 of the Code and the regulations issued thereunder;

(h) any and all certificates of title relating to Personal Property included within the Assets;

(i) evidence in form and substance reasonably satisfactory to Buyer of payment of (1) the Debt Repayment Amount, (2) the amount required to pay in full and otherwise discharge all obligations of Seller under any Equipment Leases other than Equipment Leases with respect to office equipment and vehicles incurred in the ordinary course of business of the Business and (3) the amount, if any, required to pay any finder’s or broker’s fee pursuant to Section 5.26 hereof, including payoff letters and releases in connection with such amounts;

(j) written Consents and Approvals to assignment (in form and substance reasonably satisfactory to Buyer) of those Contracts for which such consents are required as provided in Schedule 5.5 and obtainable as provided in Section 8.2;

(k) updated Schedule 5.16 dated as of the Closing Date;

(l) counterparts of (1) a lease signed by Van Nuys Airport Building 5 LLC for the premises located at Building 5, 7727 Airport Business Parkway, Van Nuys, California (the “Van Nuys Lease”), (2) a lease signed by Van Nuys Airport Building 5 LLC for the premises located at 3020 Malmo Drive, Arlington Heights, Illinois (the “Arlington Heights Lease”), and (3) a lease signed by Levine for the premises located at 7170 West Oakland, Chandler, Arizona (the “Chandler Lease”), each of which such leases shall be on terms as outlined in the attached Schedule 9.5(l) (the “Lease Term Sheet”) and otherwise in a form similar to Seller’s current leases for such premises that is mutually acceptable to both Buyer and Seller;

(m) a counterpart of the Transition Services Agreement in substantially the form of Exhibit 9.5(m) hereto executed by the Seller

(n) the Seller Estimated NWC Pursuant to Section 3.2(b);

(o) the Schedule of Seller’s suppliers pursuant to Section 5.28 hereof dated as of the Closing Date;

(p) the Warehouse Inventory Letter in substantially the form of Exhibit 9.5(p) hereto executed by Seller and Levine; and

(q) a counterpart of the Voting Agreement in substantially the form of Exhibit 9.5(q) hereto executed by Levine

9.6 Consulting and Employment Agreements.

(a) Buyer shall have entered into an employment agreement (the “Employment Agreement”) and a noncompetition agreement with Fred Simon substantially in the forms of Exhibits 9.6(a)(i) and 9.6(a)(ii) hereto.

(b) Seller shall have delivered to Buyer a termination and release agreement between Seller and Fred Simon with respect to the termination of Fred Simon’s employment agreement with Seller.

9.7 Legal Opinion. Seller shall have delivered to Buyer the opinion of Seller’s counsel, Powell Goldstein LLP, dated the Closing Date, substantially in the form of Exhibit 9.7 hereto.

9.8 Satisfaction of Conditions. All agreements and other documents required to be delivered by Seller hereunder on or prior to the Closing Date shall be satisfactory in the reasonable judgment of Buyer and its counsel. Buyer shall have received such other agreements, documents and information as it may reasonably request in order to establish satisfaction of the conditions set forth in this Section 9.

10. Conditions Precedent to Obligations of Seller

The obligation of Seller to sell the Assets to Buyer at the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived by Seller:

10.1 No Injunction or Litigation. As of the Closing Date, there shall not be any Claim or Judgment of any nature or type threatened, pending or made by or before any Governmental Body that questions or challenges the lawfulness of the transactions contemplated by this Agreement or the Transaction Documents under any law or regulation or seeks to delay, restrain or prevent such transactions.

10.2 Representations, Warranties and Covenants.

(a) The representations and warranties of Buyer made in this Agreement or in the Transaction Documents or any certificate furnished pursuant hereto or thereto shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date;

(b) Buyer shall have performed and complied with the covenants and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date;

(c) Buyer shall have delivered to Seller a certificate dated the Closing Date to the foregoing effect signed by a duly authorized executive officer of Buyer;

(d) Buyer shall have paid the Closing Amount and the Escrow Amount in accordance with the provisions of Section 3 hereof and any portion of the amounts due pursuant to Section 12.3 hereto; and

(e) Buyer shall have delivered to Seller the opinion of Buyer’s counsel, Perkins Coie LLP, dated the Closing Date, substantially in the form of Exhibit 10.2(e) hereto.

10.3 Transfer Documents. Buyer shall have executed and delivered to Seller (a) the Assignment and Assumption Agreement relating to Contracts, substantially in the form of Exhibit 2.5(b) hereto, (b) the Lease Assignment and Assumption, substantially in the form of Exhibit 2.5(c) hereto, (c) the Van Nuys Lease, the Arlington Heights Lease and the Chandler Lease and (d) the Escrow Agreement, substantially in the form of Exhibit 3.5 hereto.

10.4 Satisfaction of Conditions. All agreements and other documents required to be delivered by Buyer hereunder on or prior to the Closing Date shall be satisfactory in the reasonable judgment of Seller and its counsel. Seller shall have received such other agreements, documents and information as it may reasonably request in order to establish satisfaction of the conditions set forth in this Section 10.

11. Certain Post-Closing Covenants

11.1 Further Assurances. After the Closing Date, Seller shall from time to time at Buyer’s reasonable request execute and deliver, or cause to be executed and delivered, such further instruments of conveyance, assignment and transfer or other documents, and perform such further acts and obtain such further consents, approvals and authorizations, as Buyer may reasonably require in order to fully effect the conveyance and transfer to Buyer of, or perfect Buyer’s right, title and interest in, any of the Assets, consistent with the provisions of this Agreement, or to assist Buyer in obtaining possession of any of the Assets, or to otherwise comply with the provisions of this Agreement and consummate the transactions contemplated by this Agreement and the Transaction Documents, including without limitation, beginning on the date hereof, assistance in obtaining any Permits necessary in connection with the operation of the Business.

11.2 Books and Records. On the Closing Date, Seller shall deliver to Buyer (a) all of the technical information and data and other intellectual property rights to be transferred hereunder (including all of the assets referenced in Section 2.1(d)) which have been reduced to writing, (b) all of the original Contracts referenced in Section 5.12 to be delivered by Seller at Closing, (c) all of the books and records referenced in Section 2.1(j), and (d) all of Seller’s information and materials referenced in Section 2.1(i).

11.3 [Reserved]

11.4 Product Orders. Seller shall promptly forward to Buyer all orders for Products, and other inquiries from customers or prospective customers in regard to the supply of Products, that are received by Seller within two years after the Closing Date.

11.5 Restrictions on Purchase and Sale of Common Stock. Levine agrees that, for a period of two years following the Closing, Levine will not purchase, contract to purchase or otherwise acquire any Common Stock other than the Shares received by Levine in connection with the Agreement. Levine further agrees that, for a period of one year following the Closing, Levine will not sell, contract to sell, transfer or otherwise dispose of more than one million of the Shares received by Levine in connection with the Agreement.

11.6 Severance Payments. Levine agrees that he, she or it will be jointly and severally responsible for any severance payments due to Fred Simon under his existing employment agreement(s) with Seller at the termination of such employment agreement.

11.7 Post-Closing Cooperation. After the Closing Date, each party shall provide the other party with such reasonable assistance (without charge) as may be requested by the other party in connection with any Claim or audit of any kind or nature whatsoever or the preparation of any response, demand, inquiry, filing, periodic report, disclosure or the like (including, but not limited to, any tax return or form) relating to the Products, the Assets or the Business, including Seller’s Affiliates, provided that such assistance does not require any out-of-town travel or material expenditure of time and the party providing such assistance is reimbursed for all out-of-pocket expenses incurred in connection therewith, and provided further that the foregoing shall not relieve Levine of any obligations under the Consulting Agreement. Such assistance shall include, but not be limited to, permitting the party requesting assistance to have reasonable access to the employees, books and records of the other party, at the expense of the party requesting such assistance.

12. Taxes and Costs; Apportionments

12.1 Transfer Taxes. Seller and Buyer shall each pay half of all transfer, sales and use, excise, real estate, stamp, license and documentary taxes, filing and recordation fees and similar charges imposed as a consequence of the sale or transfer of the Assets hereunder. Buyer shall furnish Seller with any necessary certificates of Tax exemption.

12.2 Transaction Costs. Each party shall be responsible for its own costs and expenses incurred in connection with the preparation, negotiation and delivery of this Agreement and the Transaction Documents, including but not limited to attorneys’ and accountants’ fees and expenses and brokerage fees.

12.3 Apportionments. Property Taxes that are payable with respect to the Assets in the Tax year of Closing (the “Current Tax Year”) shall be prorated between Seller and Buyer based on the number of days in the Tax year before and after the Closing Date. Seller shall be responsible for the same proportion of such property Taxes as the part of the Tax year prior to the Closing Date bears to the whole of the Tax Year. Buyer shall be responsible for the remainder of such property Taxes payable in the Current Tax Year. Rent, utilities and similar periodic charges associated with the Assets shall be similarly prorated between Seller and Buyer based on the number of days in the period before and after the Closing Date.

12.4 Payment of Taxes

(a) To the extent that there exists an Encumbrance for Taxes on any of the Assets as a result of any failure to pay such Taxes, all Taxes and other assessments attributable to the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of the Products on or prior to the Closing Date that are due and owing as of the Closing Date shall be paid, except for Taxes and assessments to be apportioned between the parties as of the Closing Date pursuant to Section 12.3 or paid pursuant to Section 12.1.

(b) Following the Closing, Seller agrees to timely and promptly pay any and all Taxes owed by it attributable to the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of the Products on or prior to the Closing Date. Seller shall furnish Buyer with evidence of such payment on Buyer’s request to the extent required by Buyer to establish payment of Tax in connection any audit or examination by a Governmental Body. Any such Taxes to be paid by Seller pursuant to this Section 12.4 shall not be paid from the Escrow and shall not be limited to the Escrow Amount.

12.5 Cooperation; Record Retention

To the extent relevant to the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of the Products on or prior to the Closing Date, each party shall (a) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (b) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit, examination or other proceeding relating to Taxes. Seller shall retain all documents, including prior years’ Tax Returns, supporting work schedules and other records or information with respect to all income, sales, use and employment tax returns and, absent the receipt by Seller of the relevant Tax clearance certificates, shall not destroy or otherwise dispose of any such records until the earlier of (1) six (6) years after Closing or (2) the expiration of the applicable statute of limitations, without the prior written consent of Buyer.

12.6 Transferred Employees

Buyer shall prepare and furnish to each of Seller’s employees that will be employed by Buyer following the Closing, when due, a Form W-2 that shall reflect all wages and compensation paid to such employee by Buyer for the year in which the Closing occurs, and shall file with the Social Security Administration Forms W-2 (Copy A) with respect to such employees. It is the intent of the parties hereunder that the obligation of Buyer under this Section 12.6 shall be carried out in accordance with Section 5 of Revenue Procedure 2004-53.

12.7 Tax Contests

(a) After the Closing, each of the parties shall notify the other upon receipt by it of any notice of any inquiries, assessments, proceedings or similar events from any Governmental Body with respect to Taxes attributable to the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of the Products on or prior to the Closing Date for which Seller and Levine can reasonably be expected to be liable under Section 13.2 (“Tax Contest”).

(b) Seller, at its expense, shall have the right to control the conduct of any Tax Contest arising out of an audit, examination or assessment of the Company, including settlement or other disposition thereof; provided, however, that Seller shall allow Buyer and its counsel, at Buyer’s expense, to participate in any such proceeding; and, provided further, that Seller shall not enter into any settlement of any contest or otherwise compromise any issue that can reasonably be expected to materially affect the Tax liability of Buyer or its affiliates with respect to the ownership or operation of the Assets or the Facilities or the sale of the Products after the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed. Seller shall keep Buyer informed with respect to the commencement, status and nature of any such Tax Contest.

(c) Buyer shall have the right to control the conduct of any Tax Contest arising out of an audit, examination or assessment of Buyer or its affiliates, including settlement or other disposition thereof; provided, however, that Buyer shall allow Seller and its counsel, at Seller’s expense, to participate in any such proceeding; and, provided further, that Buyer shall not enter into any settlement of any contest or otherwise compromise any issue that can reasonably be expected to materially affect the Tax liability of Seller and Levine under Section 13.2 without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Buyer shall keep Seller informed with respect to the commencement, status and nature of any such Tax Contest.

(d) Notwithstanding anything in this Agreement to the contrary, to the extent that a conflict exists between the provisions of this Section 12.7 and the provisions of Section 13.5, the provisions of this Section 12.7 will govern.

13. Survival and Indemnification

13.1 Survival. All representations and warranties of Seller, Levine, Buyer and Coinstar contained in this Agreement or in the Transaction Documents or in any certificate delivered pursuant hereto or thereto shall survive the Closing for a period of 12 months after the Closing, and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto; provided, however, that (i) the representations and warranties in Section 5.8 (Taxes) and Section 5.24 (Employee Benefit Plans) shall survive until the expiration of the relevant statute of limitations period plus 90 days and (ii) the representations and warranties in Section 5.11 (Environmental and Safety Matters) shall survive the Closing for a period of 5 years after the Closing. The covenants and agreements of Seller, Levine, Buyer and Coinstar contained in this Agreement or in the Transaction Documents shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

13.2 Indemnification by Seller and Levine. From and after the Closing Date, Seller and Levine shall on a joint and several basis indemnify and hold Buyer and its Affiliates harmless from and against, and shall reimburse Buyer and its Affiliates for, any and all Losses arising out of or in connection with:

(a) any inaccuracy in any representation or warranty made by Seller or Levine in this Agreement or in the Transaction Documents or in any certificate delivered by either of them pursuant hereto or thereto;

(b) any uncured failure by Seller or Levine to perform or comply with any covenant or agreement of such party in this Agreement or in the Transaction Documents;

(c) any claim by any Person for brokerage or finder’s fees or commissions, or similar payments, based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with Seller or any of its officers, directors or employees or Levine in connection with any of the transactions contemplated by this Agreement or the Transaction Documents;

(d) the conduct of the Business, the ownership, use or operation of the Assets or the Facilities or the sale of the Products on or prior to the Closing Date, including, but not limited to, any Losses arising out of or in connection with any Claims and Judgments relating to the Business, the Assets, the Facilities or the Products which are pending or entered on or prior to the Closing Date or as to which Seller or a Member has received notice on or prior to the Closing Date;

(e) any failure to comply with any applicable bulk sales laws in connection with the transactions contemplated by this Agreement or the Transaction Documents;

(f) any Claim relating to any business or assets of Seller or its Affiliates not acquired by Buyer hereunder, or any obligations or liabilities of Seller or its Affiliates not assumed by Buyer hereunder (including, without limitation the Excluded Liabilities); or

(g) without limiting the generality of the foregoing, except as provided in Section 12.3 and Section 12.1, any and all Taxes and other assessments attributable to the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of the Products on or prior to the Closing Date.

13.3 Indemnification by Buyer. From and after the Closing Date, Buyer shall indemnify and hold harmless Seller and its Affiliates and Levine from and against, and shall reimburse Seller and its Affiliates and Levine for, any and all Losses arising out of or in connection with:

(a) any inaccuracy in any representation or warranty made by Buyer in this Agreement or in the Transaction Documents or in any certificate delivered pursuant hereto or thereto;

(b) any uncured failure by Buyer or Coinstar to perform or comply with any covenant or agreement of such party in this Agreement or the Transaction Documents;

(c) any Claim by any Person for brokerage or finders’ fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with Buyer or any of its officers, directors or employees in connection with any of the transactions contemplated by the Agreement or the Transaction Documents; or

(d) the conduct of the Business, the ownership or operation of the Assets or the Facilities or the sale of the Products after the Closing Date.

13.4 Limitations. None of the parties hereto or their Affiliates shall be entitled to receive any indemnification payment with respect to Claims for indemnification made under Section 13.2(a) or 13.3(a), as the case may be (the “Misrepresentation Claims”), until the aggregate Losses that such party and its Affiliates would be otherwise entitled to receive as indemnification with respect to the Misrepresentation Claims exceed One Hundred Eighty Thousand Dollars ($180,000) (the “Threshold”) and then only to the extent that the Losses exceed the Threshold. Furthermore, none of the parties hereto or their Affiliates shall be entitled to assert any right of indemnification with respect to any Misrepresentation Claim of which such party or its Affiliates have given written notice thereof to the other party on or prior to the end of the applicable survival period set forth in Section 13.1 above, except that if such party or its Affiliates have given written notice of any Misrepresentation Claim to the other party on or prior to the end of such survival period, then they shall continue to have the right to be indemnified with respect to such pending Misrepresentation Claim, notwithstanding the expiration of such survival period. The liability of any party to the other party and its Affiliates for indemnification Claims under Section 13.2 or 13.3, as the case may be, other than Misrepresentation Claims, shall not be subject to the Threshold. Notwithstanding the foregoing, neither Seller and Levine, on the one hand, nor Buyer and Coinstar, on the other, shall have liability under Section 12.4 (in the case of Seller and Levine) and this Section 13 for aggregate Losses in an amount in excess of one-half the amount of the Aggregate Purchase Price.

13.5 Procedure.

(a) Any party hereto or any of its Affiliates seeking indemnification hereunder (in this context, the “indemnified party”) shall notify the other party (in this context, the “indemnifying party”) in writing reasonably promptly after the assertion against the indemnified party of any Claim by a third party (a “Third-Party Claim”) in respect of which the indemnified party intends to base a Claim for indemnification hereunder, but the failure or delay so to notify the indemnifying party shall not relieve it of any obligation or liability that it may have to the indemnified party except to the extent that the indemnifying party demonstrates that its ability to defend or resolve such Third Party Claim is adversely affected thereby.

(b) (1) Subject to the provisions of Sections 13.5(d) and 13.5(g) below, the indemnifying party shall have the right, upon written notice given to the indemnified party within 30 days after receipt of the notice from the indemnified party of any Third Party Claim, to assume the defense or handling of such Third Party Claim, at the indemnifying party’s sole expense, in which case the provisions of Section 13.5(b)(2) below shall govern.

(2) The indemnifying party shall select counsel reasonably acceptable to the indemnified party in connection with conducting the defense or handling of such Third Party Claim, and the indemnifying party shall defend or handle the same in consultation with the indemnified party, shall keep the indemnified party timely apprised of the status of such Third Party Claim, and shall not, without the prior written consent of the indemnified party, directly or indirectly assume any position or take any action that would impose any obligation of any kind on or restrict the actions of the indemnified party. The indemnifying party shall not, without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, agree to a settlement of any Third Party Claim that could directly or indirectly lead to liability or create any financial or other obligation on the part of the indemnified party for which the indemnified party is not entitled to indemnification hereunder. The indemnified party shall cooperate with the indemnifying party and shall be entitled to participate in the defense or handling of such Third Party Claim with its own counsel and at its own expense. Notwithstanding the foregoing, in the event the indemnifying party fails to conduct the defense or handling of any Third Party Claim in good faith after having assumed such defense or handling, then the provisions of Section 13.5(c)(2) below shall govern.

(c) (1) If the indemnifying party does not give written notice to the indemnified party, within 30 days after receipt of the notice from the indemnified party of any Third Party Claim, of the indemnifying party’s election to assume the defense or handling of such Third Party Claim, the provisions of Section 13.5(c)(2) below shall govern.

(2) The indemnified party may, at the indemnifying party’s expense, select counsel in connection with conducting the defense or handling of such Third Party Claim and defend or handle such Third Party Claim in such manner as it may deem appropriate, provided, however, that the indemnified party shall keep the indemnifying party timely apprised of the status of such Third Party Claim and shall not settle, compromise or discharge such Third Party Claim without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed. If the indemnified party defends or handles such Third Party Claim, the indemnifying party shall cooperate with the indemnified party and shall be entitled to participate in the defense or handling of such Third Party Claim with its own counsel and at its own expense.

(d) In the case of any Third Party Claim that is brought by any customer or supplier with respect to the Business acquired hereunder and that Buyer or its Affiliates intend to base a Claim for indemnification hereunder, notwithstanding anything in Section 13.5(b) to the contrary, Buyer or its Affiliates may, at Seller’s expense, select counsel reasonably satisfactory to Seller, and defend or handle such Third Party Claim in accordance with Section 13.5(c)(2) and the provisions of Section 13.5(c)(2) shall govern (except as provided herein), including but not limited to the requirements of 13.5(c)(2) that Buyer or its Affiliates (1) keep Buyer timely apprised of the status of the Third Party Claim, (2) refrain from settling, compromising or discharging such Third Party Claim without Seller’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, and (3) utilize, to the extent recommended by Buyer’s litigation counsel, any evidence furnished to Buyer or its Affiliates by Seller in defense of any such Claim.

(e) If the indemnified party intends to seek indemnification hereunder, other than for a Third Party Claim, then it shall notify the indemnifying party in writing within the applicable period for survival of such claim as provided in Section 13.1.

(f) The indemnified party may notify the indemnifying party with respect to a Misrepresentation Claim even though the amount thereof plus the amount of other Misrepresentation Claims previously notified by the indemnified party aggregate less than the Threshold.

(g) The indemnification obligations of Levine under this Section 13 shall be satisfied by payment to Buyer of the indemnification amount from the Escrow. The aggregate value of the claims paid by means of the payments to Buyer pursuant to this Section 13 shall be deemed to reduce the total Aggregate Purchase Price.

13.6 Election of Remedies. In the event that any party or any of its Affiliates alleges that it is entitled to indemnification hereunder, and that its Claim is covered under more than one provision of this Section 13, such party or Affiliate shall be entitled to elect the provision or provisions under which it may bring a claim for indemnification.

13.7 Specific Performance. The parties to this Agreement acknowledge that it may be impossible to measure in money the damages that a party would incur if any covenant or agreement contained in this Agreement were not performed in accordance with its terms and agree that each of the parties hereto shall be entitled to obtain an injunction to require specific performance of, and prevent any violation of the terms of, this Agreement, in addition to any other remedy available hereunder. In any such action specifically to enforce any provision of this Agreement, each party hereby waives any claim or defense therein that an adequate remedy at law or in damages exists.

13.8 Exclusive Remedies. Except with respect to claims based on fraud, the indemnification and specific performance remedies set forth under this Section 13 shall constitute the sole and exclusive remedies of the parties with respect to any matters arising under or relating to this Agreement.

14. Termination

14.1 Termination. This Agreement may be terminated before the Closing (including any deferral thereof):

(a) by Seller, by giving written notice to Buyer at any time, if any of the conditions set forth in Section 10 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 4.1) would otherwise occur, or if the satisfaction of any such condition is or becomes impossible;

(b) by Buyer, by giving written notice to Seller at any time, if any of the conditions set forth in Section 9 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 4.1) would otherwise occur, or if the satisfaction of any such condition is or becomes impossible;

(c) by Seller, by giving written notice to Buyer at any time, if Buyer has breached any material representation, warranty, covenant or agreement contained in this Agreement and fails to cure the same within the period provided in Section 8.6 hereof;

(d) by Buyer, by giving written notice to Seller at any time, if Seller has breached any material representation, warranty, covenant or agreement contained in this Agreement and fails to cure the same within the period provided in Section 8.6 hereof;

(e) by mutual written agreement of Seller and Buyer; or

(f) by Seller or Buyer, by giving written notice to the other, at any time after November 30, 2005.

14.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 14.1 above, (a) each party shall return or destroy all documents containing confidential information of the other party pursuant to the terms of the Existing Confidentiality Agreements defined below (and, upon request, certify as to the destruction thereof), and (b) no party hereto shall have any liability or further obligation to the other party hereunder, except for obligations of confidentiality and non-use with respect to the other party’s confidential information pursuant to those certain confidentiality agreements between Seller and ACMI and Coinstar (the “Existing Confidentiality Agreements”), which Existing Confidentiality Agreements shall survive the termination of this Agreement, and except for liabilities or obligations relating to any breach by any party of any representation or warranty or any uncured breach of any covenant or agreement set forth herein; provided, however, that in case of any such breach, the breaching party’s liability to the other party by reason of such breach shall be limited to the nonbreaching party’s fees and out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement and the Transaction Documents in an amount up to, but not more than, $50,000 (there shall be no such limitation with respect to any termination of this Agreement as a result of a willful or intentional breach of this Agreement).

15. Miscellaneous

15.1 Noncompetition and Nonsolicitation Obligations of Seller and Levine Following the Closing. (a) Seller and Levine acknowledge that such Person is familiar with the trade secrets of the Seller and with other confidential information concerning the Seller, including all (1) inventions, technology and research and development of the Seller, (2) customers and clients and customer and client lists of the Seller, (3) products (including products under development) and services of the Seller and related costs and pricing structures and manufacturing techniques, (4) accounting and business methods and practices of the Seller and (5) similar and related confidential information and trade secrets of the Seller. Levine further acknowledges that his, her or its services have been of special, unique and extraordinary value to the Seller, that he has been substantially responsible for the growth and development of the Seller and the creation and preservation of the Seller’s goodwill. Seller and Levine acknowledge and agree that the Buyer would be irreparably damaged if Seller or Levine were to compete with the business of the Buyer or provide services to any Person competing with the Buyer or engaged in a similar business, and that such competition by Seller or Levine would result in a significant loss of goodwill by the Buyer. Each of Seller and Levine acknowledges and agrees that the covenants and agreements set forth in this Section 15.1 were a material inducement to the Buyer to enter into this Agreement and to perform its obligations hereunder, and that the Buyer would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if Seller or Levine breached the provisions of this Section 15.1. Therefore, in further consideration for the payment of the Aggregate Purchase

Price as set forth in Section 3.1 and the other consideration set forth in this Agreement, and in order to protect the value of the Assets purchased by Buyer (including the goodwill inherent in the Assets as of the Closing), each of Seller and Levine agrees that:

(A) During the Restricted Period (as hereinafter defined), neither Seller nor Levine nor any of their respective Affiliates shall have any affiliation (as defined below) with any corporation, partnership or other business entity, enterprise or other Person (other than the Buyer and its Affiliates) having any location within the United States of America which engages in the management and/or operation of any entity that engages in any business which is the same as or substantially similar to the Business of the Seller as presently proposed to be conducted by the Buyer, from and after the Closing Date; provided, however, that nothing contained herein shall be construed to prohibit the Seller or Levine or such Affiliates from purchasing up to an aggregate of 5% of any class of the outstanding voting securities of any other Person whose securities are listed on a national securities exchange or traded in the NASDAQ national market system. For purposes of this subsection (A), the term “affiliation” shall mean any direct or indirect ownership interest of 25% or more in such entity, enterprise or other Person, or employment by such entity, enterprise or other Person as an officer, director, employee, partner, sole proprietor, trustee, consultant, agent, representative, broker, finder, promoter, Affiliate or otherwise.

(B) During the Restricted Period, neither the Seller nor Levine nor any of their respective Affiliates shall (i) contact, approach or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any person employed by the Buyer or any of its Affiliates at any time within 2 years prior to the Closing Date or during the Restricted Period, without the prior written consent of the Buyer; (ii) call on, solicit or service any customer, supplier, licensee or business relation of the Business or the Buyer or any of its Affiliates (except to the extent necessary to own or operate the Excluded Assets or to engage in activities not prohibited by Section 15.1(A) above); (iii) solicit or attempt to induce any customer or other business relation of the Business into any business relationship which might materially harm the Buyer or any of its Affiliates or (iv) induce or attempt to induce any customer, supplier, licensee or other business relation of the Business or the Buyer or any of its Affiliates to cease doing business with any such Person or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Business or the Buyer or any of its Affiliates.

(C) Notwithstanding anything in this Section 15.1 to the contrary, if at any time, in any judicial or arbitration proceeding, any of the restrictions stated in this Section 15.1 is found by a final order of a court of competent jurisdiction or arbitrator(s) to be unreasonable or otherwise unenforceable under circumstances then existing, the Seller and Levine agree that the period, scope or geographical area, as the case may be, shall be reduced to the extent necessary to enable the court and arbitrator(s) to enforce the restrictions to the extent such provisions are allowable under applicable law, giving effect to the agreement and intent of the parties that the restrictions contained herein shall be effective to the fullest extent permissible. In the event of an alleged breach or violation by Seller or Levine of any of the provisions of this Section 15.1, the Restricted Period with respect to such party will be tolled until such alleged breach or violation is resolved; provided, however, that if Seller or Levine is found to have not violated the provisions of this Section 15.1, then the Restricted Period will not be deemed to have been tolled with respect to such Person. Seller and Levine agree that the restrictions contained in this Section 15.1 are reasonable in all respects and necessary to protect the interests of the Buyer and its Affiliates.

(D) As used herein, “Restricted Period” means the period commencing on the Closing Date and ending on the date 5 years after the Closing Date.

15.2 Confidentiality Obligations. (a) From and after the Closing, Seller and Levine shall keep confidential and not use or disclose to any party any confidential information relating to the assets, business or affairs of Buyer or the Assets or the Business. The confidentiality and non-use obligations set forth in this Section 15.2 shall not apply to any information which is available to the public through no breach of this Agreement by Seller or Levine, or is disclosed to Seller or Levine by third parties who are not under any duty of confidentiality with respect thereto, or is required to be disclosed by Seller or Levine in connection with pending litigation or investigation, or is disclosed by Seller, on a need-to-know basis to a third party(ies) in connection with the performance by Seller of its services pursuant to Sections 11.3 hereof; provided, however, that in the event Seller or Levine becomes required in connection with pending litigation or investigation to disclose any of the confidential information relating to the assets, business or affairs of Buyer or the Assets or the Business, then Seller or Levine shall provide Buyer with reasonable notice so that Buyer may seek a court order protecting against or limiting such disclosure or any other appropriate remedy; and in the event such protective order or other remedy is not sought, or is sought but not obtained, Seller or Levine shall furnish only that portion of the information that is required and shall endeavor, at Buyer’s request and expense, to obtain a protective order or other assurance that the portion of the information furnished by Seller or Levine will be accorded confidential treatment.

(b) Buyer acknowledges that all information and documentation obtained by it pursuant to its due diligence activities under Section 8.1 hereof is confidential information of Seller and Buyer agrees not to use or disclose to any third party any of such confidential information (unless such information or documentation is available to the public through no breach of this Agreement by Buyer or breach of the Existing Confidentiality Agreements by Buyer’s Affiliate) in the event that the Closing does not take place, for any reason.

15.3 Public Announcements. Each party agrees not to make any public announcement in regard to the transactions contemplated by this Agreement and the Transaction Documents without the other party’s prior consent, except as may be required by law, in which case the parties shall use reasonable efforts to coordinate with each other with respect to the timing, form and content of such required disclosures.

15.4 Severability. If any court determines that any part or provision of this Agreement is invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and shall be given full force and effect and remain binding upon the parties. Furthermore the court shall have the power to replace the invalid or unenforceable part or provision with a provision that accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner. Such replacement shall apply only with respect to the particular jurisdiction in which the adjudication is made. Without in any way limiting the generality of the foregoing, it is understood and agreed that this Section 15.4 shall apply to the provisions of Section 13 and that the provisions of Section 13, as they relate to each jurisdiction within their geographical scope, constitute separate and distinct covenants.

15.5 Modification and Waiver. This Agreement may not be amended or modified in any manner, except by an instrument in writing signed by each of the parties hereto. The failure of any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, or in any way affect the right of such party thereafter to enforce each and every such provision. All waivers of provisions of this Agreement must be signed by the party to be bound thereby and no waiver of any breach of this Agreement shall be deemed to be a waiver of any other or subsequent breach, unless the waiver instrument states otherwise.

15.6 Notices. All notices, consents, approvals and other communications required or permitted to be given under this Agreement shall be in writing and shall be sent by facsimile transmission, or mailed postage prepaid by first-class certified or registered mail, return receipt requested, or mailed by a nationally recognized express courier service, or hand-delivered, addressed as follows:

If to Buyer:	Adventure Vending Inc.
1800 114th Avenue S.E.
Bellevue, WA 98004
Attention: Donald R. Rench

with a copy to:	Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101
Attention: Andrew Bor, Esq.

If to ACMI:	American Coin Merchandising, Inc.
1800 114th Avenue S.E.
Bellevue, WA 98004
Attention: Donald R. Rench

with a copy to:	Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101
Attention: Andrew Bor, Esq.

If to Coinstar:	Coinstar, Inc.
1800 114th Avenue S.E.
Bellevue, WA 98004
Attention: Donald R. Rench

with a copy to:	Perkins Coie LLP

1201 Third Avenue, Suite 4800
Seattle, WA 98101
Attention: Andrew Bor, Esq.

If to Seller:	The Amusement Factory, L.L.C.
7725 Airport Business Park Way
Van Nuys, CA 91406
Attention: President

with a copy to:	Powell Goldstein LLP
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309
Attention: William B. Shearer, Jr. Esq.

If to Levine:	Levine Investments Limited Partnership
1702 East Highland Ave, Suite 310
Phoenix, AZ 85016
Attention: William S. Levine

with a copy to:	Powell Goldstein LLP
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309
Attention: William B. Shearer, Jr. Esq.

Each of the above parties may change the persons or addresses to which any notices or other communications to it should be addressed by notifying the other party as provided above. Any notice or other communication, if addressed and sent, mailed or delivered as provided above, shall be deemed given or received three days after the date of mailing as indicated on the certified or registered mail receipt, or on the next business day if mailed by express courier service, or on the date of delivery or transmission if hand-delivered or sent by facsimile transmission.

15.7 Assignment. Neither Seller, Levine, Buyer nor Coinstar may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, Buyer may assign its rights and obligations under this Agreement to any Affiliate of Buyer provided Seller consents thereto, which consent shall not be unreasonably withheld, conditioned or delayed. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

15.8 Captions. The captions and headings used in this Agreement have been inserted for convenience of reference only and shall not be considered part of this Agreement or be used in the interpretation thereof.

15.9 Entire Agreement. This Agreement, together with the exhibits and schedules hereto and the other Transaction Documents and the Existing Confidentiality Agreements, constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, representations and statements, whether oral, written, implied or expressed, relating to such subject matter.

15.10 No Third-Party Rights. Nothing in this Agreement is intended, nor shall be construed, to confer upon any Person other than Buyer, Seller and Levine (and only to the extent expressly provided herein, their respective Affiliates and Coinstar) any right or remedy under or by reason of this Agreement.

15.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one agreement.

15.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington without regard to principles of conflict of laws to the contrary.

[Balance of page intentionally blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective representatives hereunto authorized as of the day and year first above written.

SELLER:

THE AMUSEMENT FACTORY, L.L.C. By: GCB Communications, Inc.

By:	/s/ William S. Levine
Name:	William S. Levine
Title:	Secretary

BUYER:

ADVENTURE VENDING INC.

By:	/s/ David W. Cole
David W. Cole, President

LEVINE:

LEVINE INVESTMENTS LIMITED PARTNERSHIP

By:	/s/ William S. Levine
Name:	William S. Levine
Title:	General Partner

AMERICAN COIN MERCHANDISING, INC.

By:	/s/ Donald R. Rench
Donald R. Rench, Secretary

Agreed with respect to the terms of Sections 7.6, 7.7, 7.8, 7.9, 8.9 and 15:

COINSTAR, INC.

By:	/s/ David W. Cole
David W. Cole, Chief Executive Officer

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EXHIBITS

EXHIBIT	TITLE

2.5(a)	Form of Bill of Sale

2.5(b)	Form of Assignment and Assumption Agreement

2.5(c)	Form of Lease Assignment and Assumption

3.2(b)	Net Working Capital

3.5	Form of Escrow Agreement

9.5(e)	Form of Assignment of Trademarks

9.5(m)	Form of Transition Services Agreement

9.5(p)	Form of Warehouse Inventory Letter

9.5(q)	Form of Voting Agreement

9.6(a)(i)	Form of Employment Agreement with Fred Simon

9.6(a)(ii)	Form of Non-Competition Agreement with Fred Simon

9.7	Form of Legal Opinion of Powell Goldstein LLP

10.2(e)	Form of Legal Opinion of Perkins Coie LLP

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